CALIFORNIA PIZZA KITCHEN

ANNUAL REPORT

2003



California Club Pizza



Jamaican Jerk Pizza

June 17, 2004

Dear Shareholders:

It is a great pleasure for us to write to you for the first time since reassuming the roles of Co-CEOs nearly one year ago.

When we launched CPK nineteen years ago, we had a vision that CPK would redefine the face of pizza, nationally and, indeed, internationally. The creation of BBQ Chicken Pizza, Thai Chicken Pizza and numerous other signature dishes have certainly set us on the road to accomplish our goal.

We are more proud however, that we have created a restaurant experience that has gone far beyond pizza—establishing a friendly, casual, family dining experience that defines its own category and makes CPK an industry leader. Most importantly, we are proud of the culture that we created—R.O.C.K., which stands for Respect, Opportunity, Communication and Kindness. Our conduct with each other, and with our vendors, partners, and customers, is governed by these noble principles. We truly believe that R.O.C.K. is a key linchpin of our success and that the reinvigoration of R.O.C.K. is having a very positive impact.

An example of our R.O.C.K. culture at work in 2003 was delivering the "C" in R.O.C.K. to our shareholders by displaying results by restaurant, by year, or as we call them, "classes." Heightened communication, addressing issues head-on and sharing information is what shareholders should expect and what our leadership at CPK is all about.

Upon reassuming leadership last July, we commenced a comprehensive analysis of existing operations and growth strategies and made some important and tough calls. As a result of this extensive review, we wrote off 12 underperforming restaurants, which resulted in an impairment charge against earnings of $14.7 million. This charge, together with severance and tax adjustments, resulted in a tough financial year, delivering a disappointing net income of $8.0 million compared to $15.3 million in the prior year. These impairment charges were a direct consequence of a poor site selection process and accordingly, among our first steps was to re-engineer this process. We also reviewed and improved upon our lease negotiation and construction processes. We are now confident that we have the right people and processes in place to ensure quality site selection and real estate development that will reflect disciplined and consistent growth. Additionally we made numerous changes in senior management and added significantly to our management infrastructure in facilities maintenance, training, marketing and related areas. These changes, plus the reinstitution of our national quality assurance program, now provide our restaurants with the support they need.

As we look to 2004, our goal is to manage the business for the long run and provide the best return on investment for our shareholders. Our break out of results by class at the end of 2003 demonstrated that our "core" business, or 94 restaurants built prior to 2002, was indeed very strong delivering exceptional margins of +20.0%. A key goal for 2004 is to grow this core business and support existing units via a number of initiatives. As part of our strategy, we announced that new development would be slowed in 2004 to focus on these fundamentals. We also believe we can build existing unit volumes through additional channels of distribution and are strategically evaluating several opportunities to provide meaningful revenue streams.

We strongly believe in the CPK brand and understand that our niche in casual dining is dependent on our ability to adapt, and stay fresh, in the minds of our customers. We plan to be zealous in improving the customer experience through new food and beverage initiatives, such as a broader menu, and by enhancing the décor. Our brand awareness has been further enhanced by placing a line of frozen CPK pizzas on grocery shelves through our licensing agreement with Kraft.

Our final thoughts as we write this year's letter are to thank all of our employees, vendors, partners and shareholders for the past year. There is no question 2003 was a challenging year. We feel privileged and honored to lead CPK through this very exciting stage of its lifecycle and are passionate that there are great things to come. You expect it and we plan to deliver it. We thank you for your support and trust.

Warmest Regards,

Larry S. Flax
Co-Chief Executive Officer, Co-President,
Co-Chairman of the Board of Directors

Richard L. Rosenfield
Co-Chief Executive Officer, Co-President,
Co-Chairman of the Board of Directors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(As amended through Amendment No. 2, other than Part III)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM ________ TO ________

Commission file number 000-31149

California Pizza Kitchen, Inc.
(Exact name of Registrant as Specified in its Charter)

California	**95-4040623**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

6053 West Century Boulevard, 11th Floor
Los Angeles, California 90045-6442
(Address of Principal Executive Offices, including Zip Code)

(310) 342-5000
(Registrant's Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value (title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of voting stock held by non-affiliates of the registrant as of the last trading day of the second fiscal quarter, June 27, 2003, was approximately $249 million based upon the last sales price reported for such date on the Nasdaq National Market. For purposes of this disclosure, shares of Common Stock held by persons who hold more than 5% of the outstanding shares of Common Stock and shares held by officers and directors of the registrant, have been excluded in that such persons may be deemed to be affiliates. This determination is not necessarily conclusive.

As of April 20, 2004 there were 19,116,744 shares of the registrant's Common Stock outstanding.

CALIFORNIA PIZZA KITCHEN, INC.

2003 ANNUAL REPORT ON FORM 10-K/A

INDEX

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed under "Risk Factors" and elsewhere in this report. The cautionary statements made in this report should be read as being applicable to all forward-looking statements wherever they appear in this report.

ASSUMPTIONS USED IN THIS REPORT

Throughout this report, our fiscal years ended January 2, 2000, December 31, 2000, December 30, 2001, December 29, 2002 and December 28, 2003 are referred to as years 1999, 2000, 2001, 2002 and 2003 respectively. Our fiscal year consists of 52 or 53 weeks and ends on the Sunday closest to December 31 in each year. All fiscal years shown are 52 weeks. Our fiscal quarters typically consist of 13 weeks.

PART I

Item 1. Business

Overview and Strategy

California Pizza Kitchen is a leading casual dining restaurant chain with a particular focus on the premium pizza segment. As of April 26, 2004, we own, license or franchise 168 restaurants in 27 states, the District of Columbia and five foreign countries, of which 139 are company owned and 29 operate under franchise or license arrangements. During our 19 years of operating history, we have developed a recognized consumer brand and demonstrated the appeal of our concept in a wide variety of geographic areas.

Our restaurants, which feature an exhibition style kitchen centered around an open flame oven, provide a distinctive, casual dining experience that is family friendly and has broad consumer appeal. Our menu focuses on imaginative toppings and showcase recipes that capture tastes and flavors that customers readily identify, but do not typically associate with pizza, pasta or salads. The menu showcases such dishes as The Original BBQ Chicken Pizza, Thai Chicken Pizza, Kung Pao Spaghetti and Tricolore Salad as well as the new CPK Club Salad and California Club Pizza. While we do offer traditional menu items, the success of our concept is due to our ability to interpret food trends on our platform of pizzas, pastas, salads and appetizers, and to offer items that appeal to a variety of tastes.

Our objective is to extend our leadership position in the restaurant and premium pizza market by selling innovative, high quality pizzas and related products and by providing exceptional customer service, thereby building a high degree of customer loyalty, brand awareness and superior returns for our shareholders. To reach these objectives, we plan to increase our market share by expanding our restaurant base in new and existing markets, leverage our partnerships in non-traditional and retail channels and offer innovative menu items on our platform of pizzas.

Menu

Our menu committee, which is led by our co-founders Rick Rosenfield and Larry Flax, continuously experiments with food items and flavor combinations in an attempt to create selections that are innovative and capture distinctive tastes. We first applied our innovative approach to creating and defining a new category of pizza—the premium pizza. For example, our signature creation, The Original BBQ Chicken Pizza, utilizes barbecue sauce instead of tomato sauce, and adds toppings of BBQ chicken breast, smoked Gouda and mozzarella cheeses, sliced red onion and fresh cilantro. Our Thai Chicken Pizza is created with a base of spicy peanut-ginger and sesame sauce, and topped with marinated chicken breast, mozzarella cheese, roasted peanuts, green onions, bean sprouts, julienne carrots and fresh cilantro. Among our other innovative pizzas are the California Club, Carne Asada, Grilled Garlic Shrimp, Jamaican Jerk Chicken and Pear & Gorgonzola.

We have broadened our menu beyond pizza to include pastas, salads, sandwiches, soups, appetizers and desserts, and we strive to bring the same level of creativity and innovation involved in developing our pizzas to our entire menu. Among our other signature menu items are Chicken-Tequila Fettucine which captures Southwestern flavors in a rich tequila-lime and jalapeno cream sauce, the Original BBQ Chicken Chopped Salad which uses both barbecue sauce and garden-herb ranch dressing, Oriental Chicken Salad with crispy angel hair pasta, and our hearth-baked Tortilla Spring Roll Appetizers which are sprinkled with herbs and baked in our pizza ovens.

Our menu is also designed to satisfy customers who seek traditional, American-style, tomato sauce-based pizza or authentic, Italian-style Neapolitan pizza. For the traditionalist, we offer a variety of items such as the Mushroom Pepperoni Sausage Pizza, the Fresh Tomato, Basil and Garlic Pizza, and the Sweet and Spicy Italian Sausages Pizza that combines sweet Italian sausage and grilled spicy Italian sausage, a tomato sauce base, roasted red and yellow peppers and mild onions. Our Neapolitan pizzas are prepared on a thin, crisp crust and include our Margherita Pizza with imported Italian tomatoes, fresh mozzarella cheese, fresh basil and parmesan cheese and our Rustica Pizza made with imported Italian tomatoes, fresh mozzarella cheese, garlic, crushed chilies, capers and Mediterranean olives. Our menu similarly accommodates traditional tastes in pastas and salads, with a variety of tomato sauce based pastas and our high quality versions of popular salads, including our CPK Club, Field Greens, Classic Caesar and Original Chopped.

All of our menu items are prepared to order in our full service restaurants. This reinforces our customers' confidence in the freshness and quality of our preparations and allows us to customize any dish to accommodate specific dietary or taste preferences.

Our menu is continuously evolving to track the increasingly discriminating and sophisticated palate of the American public. We regularly review the sales mix of our menu items and replace lower selling items in each category with new menu items once or twice a year. Because of our ability to quickly adapt our menu, we believe that we are able to meet our customers' changing tastes and expectations. Our entrees generally range in price from $7.89 to $13.99 and our average guest check during 2003 was approximately $11.60, including alcoholic beverages. We offer a variety of wines by the bottle or the glass, bottled and tap beers, as well as mixed drinks, primarily to complement our menu offerings.

Operations

Restaurant management. We currently have 22 regional directors and three regional Vice Presidents of Operations who report to our Co-Chief Executive Officers. Each regional director oversees three to nine restaurants and supervises the general manager for each restaurant within his or her area of control. The typical full service restaurant management team consists of a general manager, who oversees the entire operation of the restaurant, a kitchen manager and two other managers. Additionally, depending upon the size and sales volume of a restaurant, we may also employ another kitchen manager or a third manager in the dining area. Most of our full service restaurants employ approximately 50 to 75 hourly employees, many of whom work part-time. The general manager of each restaurant is responsible for the day-to-day operation of that restaurant, including hiring, training and development of personnel, as well as operating results. The kitchen manager is responsible for product quality, food costs and kitchen labor costs. Our full service restaurants are generally open Sunday through Thursday from 11:00 a.m. until 10:00 p.m., and on Friday and Saturday from 11:00 a.m. until 11:00 p.m.

Training. We strive to maintain quality and consistency in each of our restaurants through the careful training and supervision of personnel and the establishment of, and adherence to, high standards relating to personal performance, food and beverage preparation and maintenance of facilities. We provide all new employees with complete orientation and training for their positions to ensure they are able to meet our high standards. Each location has certified trainers who provide classroom and on-the-job instruction. Employees are certified for their positions by passing a series of tests and evaluations. Beginning January 2003, the Company extended its manager training program by two weeks for a total training period of 12 weeks. The additional two weeks is dedicated solely to food, which is the essence of the California Pizza Kitchen experience. Training also includes service, kitchen and management responsibilities. An extensive series of interactive modules and on-line quizzes are used in conjunction with on-the-job training. Newly trained managers are then assigned to their home restaurant where they spend one additional training week with their general manager. We place a high priority on our continuing management development programs in order to ensure that qualified managers are available for our future openings. In addition, we have detailed written operating procedures, standards and controls, finance modules, food quality assurance systems, and safety programs. Once a year we hold a general manager conference in which all of our general managers receive financial information and additional training on food preparation, hospitality and other relevant topics.

When we open a new restaurant, we provide varying levels of training to each employee as is necessary to ensure the smooth and efficient operation of a California Pizza Kitchen restaurant from the first day it opens to the public. Approximately two weeks prior to opening a new restaurant, our dedicated training/opening team travels to the location to begin intensive training of all new employees for that restaurant. Our training teams remain on site during the first two weeks of operation. We believe this additional investment in our new restaurants is important since it helps us provide our customers with a quality dining experience from day one. We also make on-site training teams available when our franchisees open new restaurants. After a restaurant has been opened and is operating smoothly, the general manager supervises the training of new employees.

Recruiting and retention. We seek to hire experienced general managers and staff. We support our employees by offering competitive wages, competitive benefits, including a 401(k) plan and salary deferral plan, both with a discretionary match, medical insurance for all of our employees, including part-time workers, generous discounts on dining, and an employee stock purchase plan which allows all employees to participate who have worked for us for at least a year and who work a minimum of 20 hours per week.

We attempt to motivate and retain our employees by providing them with opportunities for increased responsibilities and advancement, as well as performance-based cash incentives tied to sales, profitability and qualitative measures. Our most successful general managers are eligible for promotion to senior general manager status and are entitled to receive more lucrative compensation packages based on various performance criteria. We believe we also enjoy the recruiting advantage of offering our general managers restaurants that are easier to manage because they are generally smaller than those of our competitors, have hours that typically do not extend late into the night, and generally do not require management of a separate bar business. We believe these advantages offer our managers an excellent quality of life compared to many of our competitors.

Customer satisfaction. Customer satisfaction is critically important to us. To that end, we routinely solicit and analyze our customers' opinions through periodic surveys of 20,000 to 25,000 randomly selected guests which is a vital tool in our quality control efforts for both food quality and customer service perspectives.

Marketing

Our marketing strategy focuses on communicating the California Pizza Kitchen brand through many creative and non-traditional avenues. As one of the pioneers of premium pizza, we continue to benefit from national media attention, featuring our co-founders Rick Rosenfield and Larry Flax, which we believe provides us with a significant competitive advantage. New store openings, high profile fundraisers and media events currently serve as the focal point of our public relations and media efforts. Our openings are often featured on live local television and radio broadcasts and receives coverage in local newspapers. We employ a variety of marketing techniques in connection with our new restaurant openings, including charitable fund raising events with invitations to media personalities and community leaders. In addition, we donate 100% of all opening day pizza sales to worthwhile local charities. During 2003, the California Pizza Kitchen Foundation contributed over $250,000 to charities across the U.S., a 150% increase over the prior year.

During 2003 we were featured on the *Today* show, *Forbes Magazine's "200 Growth Stocks,"* and *Business Week's "Hot Growth Companies."* We also appeared in feature films including *Intolerable Cruelty* and *Laurel Canyon* as well as television shows such as *Friends, The O.C.* and *Two and a Half Men.* We engage to a limited extent in paid advertising for individual restaurant locations, including billboards, direct mail and mall kiosks. Ongoing marketing efforts include local kid's tours with schools and other children's organizations, concierge parties and on-going publicity programs. We utilize a variety of printed marketing materials, including restaurant location brochures, hotel concierge cards, take-out menus and direct and electronic mailings. In 2003, we spent an aggregate of 0.9% of restaurant sales on marketing efforts. We expect to continue investing approximately 1.0% of restaurant sales in marketing efforts in the future.

Our involvement in the community does not end once we have opened a restaurant. In each of the markets in which we operate, we continuously engage in a variety of charitable and civic causes and donate food and services on an on-going basis. We have developed two cookbooks and 100% of the proceeds from these cookbooks are donated to various children's charities. These cookbooks are sold at our restaurants, through national bookstore chains and through on-line retailers. Additionally we donate 10% of all proceeds from our premium frozen pizza sales sold at retail outlets to local charities.

Expansion strategy and site selection

In July 2003, Richard Rosenfield and Larry Flax, co-founders and Co-Chairmen of the Board, reassumed the responsibilities of Co-Chief Executive Officers after Fredrick R. Hipp, President & Chief Executive Officer, resigned from the Company and as a member of the Board of Directors. In connection with this management change, we reviewed our restaurant portfolio, as well as our operations and growth strategy, and decided to slow down our 2004 new restaurant opening schedule to a range of 10 to 12 new units, emphasizing quality and profitability. Additionally, we appointed a new development team, which applies rigorous qualitative and quantitative criteria during the site selection process, including local manager and regional director input and obtaining objective demographic and psychographic "scores."

Our full service restaurants will continue to represent the majority of our growth in the near term and our expansion strategy focuses primarily on further penetrating existing markets. As such, we anticipate over the next several years that 70% to 80% of our new restaurants will be in existing markets. This clustering approach enables us to increase brand awareness and improve our operating and marketing efficiencies. For example, clustering enables us to reduce costs associated with regional supervision of restaurant operations and provide us with the opportunity to leverage marketing costs over a greater number of restaurants. We also believe this approach reduces the risks involved with opening new restaurants given that we better understand the competitive conditions, consumer tastes, demographics and discretionary spending patterns in our existing markets. In addition, our ability to hire qualified employees is enhanced in markets in which we are well known.

We believe that our site-selection strategy is critical to our success and we devote substantial effort to evaluating each potential site at the highest levels within our organization. We identify areas within our target markets that meet our demographic requirements, focusing on daytime and evening populations, shopping patterns, availability of personnel and household income levels. We only consider expanding to new markets that meet our strict demographic criteria. Our site selection criteria are flexible given that we operate restaurants in regional shopping malls, in-line shopping centers, retail and entertainment centers, freestanding buildings in commercial and residential neighborhoods, office buildings and hotels. We have several long-standing relationships with major mall developers and owners, and are therefore afforded the opportunity to negotiate multiple location deals.

We plan to construct our new full service restaurants in 2004 using an updated prototype, which is larger than our former prototype. The new prototype is approximately 5,900 square feet, has approximately 210 indoor and outdoor seats and has been designed to encourage a more adult experience and increase alcohol sales. These new restaurants will require on average a higher net investment than historical restaurants. However, we expect corresponding sales to be higher and ultimately generate a higher restaurant return on investment. We still have the ability to operate a full service restaurant in less than the new prototype size, particularly if we are able to secure additional patio seating. We believe the size and flexibility of our formats provides us with a competitive advantage in securing sites.

We have signed leases or letters of intent on all prospective 2004 Company-owned full service restaurants.

We also own four California Pizza Kitchen ASAP restaurants, three that were opened in 2000 and one previously franchised ASAP that we acquired at the beginning of our 2004 fiscal year. We are currently evaluating an expansion strategy for this concept.

Unit level economics

As a result of recent differences in restaurant performance, we now break out our full service restaurant operating results into groups that better clarify unit level economics. For the fiscal year ended 2003, the 94 full service restaurants opened prior to 2002 averaged $57,644 per week in sales and generated an average restaurant-level margin of 20.4%, compared to 20.1% the prior year. The 18 restaurants opened in 2002 averaged $46,696 per week in sales and generated an average restaurant-level margin of 11.6%, compared to 12.7% in the prior year. The 22 restaurants opened during 2003 averaged $43,274 per week in sales and generated an average restaurant-level margin of 4.7%. The restaurants opened in the last two years are not typical of the returns we expect in the future and our goal is to achieve more mature operating margins in line with the 94 full service restaurants referred to above.

Current full service prototypes range between approximately 4,800 to 5,200 square feet and have approximately 150 seats. Our average cash investment, net of landlord contributions, is approximately $1.3 million for the 22 full service restaurants opened in fiscal 2003, excluding pre-opening costs, which averaged approximately $183,000 per restaurant.

Restaurant franchise and licensing arrangements

As part of our strategy to expand and leverage the California Pizza Kitchen brand, we introduced and franchised the concept of "California Pizza Kitchen ASAP" in 1996. Our ASAP restaurants are designed specifically for the "grab and go" customer in non-traditional locations and are typically 600 to 1,000 square feet in size with a limited menu and common area seating. Our largest ASAP franchisee, Host Marriott Services (hereafter referred to as "HMSHost"), operates 19 California Pizza Kitchen ASAP restaurants, primarily in airports, throughout the United States under a development and franchise arrangement. MGM Mirage operates one full service California Pizza Kitchen restaurant in a high-profile resort in Las Vegas, Nevada. We also have an international franchisee operating five full service restaurants with two in Hong Kong and one each in Singapore, Malaysia, and Indonesia; and another international franchisee operating four full service restaurants in the Philippines.

Our development agreement with HMSHost grants it limited exclusive rights to open new ASAP restaurants in airports, travel plazas along toll-roads and in mall food court locations; however, any location proposed by HMSHost is subject to approval by us in our sole discretion. If HMSHost determines not to submit a bid or proposal for a new airport, travel plaza or mall location or determines not to include us in the proposal or bid, we are free to bid ourselves or to license another party to operate an ASAP in that location. Under our agreement, HMSHost may only develop a franchised restaurant in a mall when it obtains a master concessionaire agreement with the landlord to provide all food services within the food court or other multiple-concept area. Once we have agreed to HMSHost development of an ASAP restaurant in an airport or travel plaza location, we may not license or operate a full service restaurant ourselves at that location. There is no corresponding prohibition with respect to mall locations.

HMSHost's limited exclusive rights for the development of ASAP restaurants extend until December 2004. HMSHost pays an initial franchise fee of $20,000 for each ASAP restaurant at a new location, $10,000 for each additional ASAP restaurant at an existing location and continuing royalties at rates of 5% to 5.5% of gross sales. The HMSHost franchise agreement typically terminates at the same time as an HMSHost concessionaire agreement to operate at an airport or mall terminates.

Our territorial development agreements with our other franchisees grant them the exclusive right to an identified territory subject to meeting development obligations. Our basic franchise agreement with these franchisees generally requires payment of an initial fee of between $50,000 and $65,000 for a full service restaurant, as well as continuing royalties at a rate of 5% to 6% of gross revenue. Most of our franchise agreements contain a ten or 20-year term.

Agreement with Kraft Pizza Company

In 1997 we entered into a trademark license agreement with Kraft Pizza Company (hereafter referred to as "Kraft") pursuant to which we have licensed certain of our trademarks and proprietary recipes to Kraft for its use in manufacturing and distributing a line of California Pizza Kitchen premium frozen pizzas in the United States and Canada. Kraft currently makes and distributes frozen versions of seven of our pizzas: The Original BBQ Chicken; Five-Cheese & Fresh Tomato; Thai Chicken; Roasted Garlic Chicken; Wild Mushroom; Mushroom, Pepperoni & Sausage and Jamaican Jerk Chicken. Our frozen pizzas are currently sold in 55% of U.S. markets, including Los Angeles, San Francisco, Chicago, Denver, New York, Boston and Atlanta, to name just a few. We intend to continue to expand our distribution to include additional selected markets, with a continued focus on those markets in which our restaurants are located.

Management information systems

All of our restaurants use computerized management information systems, which are designed to improve operating efficiencies, provide corporate management timely access to financial and marketing data, and reduce restaurant and corporate administrative time and expense. Our restaurant systems include a point-of-sale system, which facilitates the movement of customer food and beverage orders from the dining areas to the appropriate menu item preparation area within the restaurant. The data captured by our restaurant level systems include restaurant sales, cash and credit card receipts, quantities of each menu item sold, customer counts and daily labor expense. This information is generally transmitted to the corporate office daily. Each week, every restaurant prepares a flash profit and loss statement that is compared to budget and the prior year.

Our corporate information systems provide management with operating reports that show restaurant performance comparisons with budget and prior year results both for the current accounting period and year-to-date. These systems allow us to closely monitor restaurant sales, cost of sales, labor expense and other restaurant trends on a daily, weekly and monthly basis. We believe these systems enable both restaurant and corporate management to adequately manage the operational and financial performance of our restaurants as necessary to support our planned expansion.

Purchasing

Our purchasing staff procures all of our food ingredients, products and supplies. We seek to obtain the highest quality ingredients, products and supplies from reliable sources at competitive prices. To that end, we continually research and evaluate various food ingredients, products and supplies for consistency and compare them to our detailed specifications. Specific, qualified manufacturers and growers are then inspected and approved for use. This process is repeated at least once a year. To maximize our purchasing efficiencies and obtain the lowest possible prices for our ingredients, products and supplies, while maintaining the highest quality, our centralized purchasing staff generally negotiates all prices based on one of two formats: (a) fixed price contracts generally with terms of between one month to one year; or (b) monthly commodity pricing formulas.

In order to provide the freshest ingredients and products, and to maximize operating efficiencies between purchase and usage, each restaurant's kitchen manager determines its daily usage requirements for food ingredients, products and supplies. The kitchen manager orders accordingly from approved local vendors and our national master distributor. The kitchen managers also inspect all deliveries daily to ensure that the items received meet our quality specifications and negotiated prices. We have competitively priced, high quality alternative manufacturers, vendors, growers and distributors available should the need arise.

Employees

As of April 26, 2004, we have approximately 9,600 employees, including approximately 120 employees located at our corporate headquarters. Our employees are not covered by any collective bargaining agreement. We consider our employee relations to be strong.

Competition

The restaurant industry is intensely competitive. We compete on the basis of the taste, quality and price of food offered, customer service, ambiance, location and overall dining experience. We believe that our concept, attractive price-value relationship and quality of food and service enable us to differentiate ourselves from our competitors. Although we believe we compete favorably with respect to each of these factors, many of our direct and indirect competitors are well-established national, regional or local chains and some have substantially greater financial, marketing, and other resources than we do. We also compete with many other restaurant and retail establishments for site locations and restaurant level employees. The packaged food industry is also intensely competitive.

Trademarks

Our registered trademarks and service marks include, among others, the word mark "California Pizza Kitchen," "California Pizza Kitchen ASAP" and our stylized logo set forth on the front and back pages of this report. We have registered all of our marks with the United States Patent and Trademark Office. We have registered our most significant trademarks and service marks in more than 20 foreign countries, in addition to the Benelux Customs Union and the European Union. In order to better protect our brand, we have also registered our ownership of the Internet domain names "www.cpk.com" and "www.californiapizzakitchen.com." We believe that our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant concepts. We have vigorously protected our proprietary rights in the past and expect to continue to do so. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly.

Availability of reports

Our Internet address is *www.cpk.com.* At this internet website we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.

Government regulation

Our restaurants are subject to licensing and regulation by state and local health, sanitation, safety, fire and other authorities, including licensing and regulation requirements for the sale of alcoholic beverages and food. To date, we have not experienced an inability to obtain or maintain any necessary licenses, permits or approvals, including restaurant, alcoholic beverage and retail licensing. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental regulations. We are also subject to federal regulation and state laws that regulate the offer and sale of franchises and substantive aspects of a licensor-licensee relationship. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes.

We are subject to federal and state environmental regulations, but these rules have not had a material effect on our operations. Various laws concerning the handling, storage, and disposal of hazardous materials, such as cleaning solvents and the operation of restaurants in environmentally sensitive locations may impact aspects of our operations. During fiscal 2003 there were no material capital expenditures for environmental control facilities and no such expenditures are anticipated.

Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 ("ADA") and related state statutes. The ADA prohibits discrimination on the basis of disability with respect to public accommodations and employment. Under the ADA and related state laws, when constructing new restaurants or undertaking significant remodeling of existing restaurants, we must make the restaurants more readily accessible to disabled persons. We must also make reasonable accommodations for the employment of disabled persons.

We have a significant number of hourly restaurant employees that receive tip income. We have elected to voluntary participate in a Tip Rate Alternative Commitment ("TRAC") agreement with the Internal Revenue Service. By complying with the educational and other requirements of the TRAC agreement, we reduce the likelihood of potential employer-only FICA assessments for unreported or underreported tips.

Risk factors

Our growth strategy requires us to open new restaurants at a measured pace. We may not be able to achieve our planned expansion.

We are pursuing a disciplined growth strategy, which to be successful depends on our ability, and the ability of our franchisees and licensees, to open new restaurants and to operate these new restaurants on a profitable basis. The success of our planned expansion will be dependent upon numerous factors, many of which are beyond our control; including the hiring, training and retention of qualified operating personnel, especially managers; identification and availability of suitable restaurant sites; competition for restaurant sites; negotiation of favorable lease terms; timely development of new restaurants, including the availability of construction materials and labor; management of construction and development costs of new restaurants; securing required governmental approvals and permits; competition in our markets; and general economic conditions.

Our success depends on our ability to locate a sufficient number of suitable new restaurant sites.

One of our biggest challenges in meeting our growth objectives will be to secure an adequate supply of suitable new restaurant sites. We have experienced delays in opening some of our restaurants and may experience delays in the future. There can be no assurance that we will be able to find sufficient suitable locations for our planned expansion in any future period. Delays or failures in opening new restaurants could materially adversely affect our business, financial condition, operating results or cash flows.

We could face labor shortages, which could slow our growth.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and servers, necessary to keep pace with our expansion schedule. Qualified individuals of the requisite caliber and number needed to fill these positions are in short supply in some areas. Although we have not experienced any significant problems in recruiting or retaining employees, any future inability to recruit and retain sufficient individuals may delay the planned openings of new restaurants. Any such delays or any material increases in employee turnover rates in existing restaurants could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract sufficient employees, which could result in higher labor costs.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

As part of our expansion strategy we will be opening up restaurants in markets in which we have no prior operating experience. These new markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our restaurants in our existing markets. In addition, our new restaurants will typically take several months to reach budgeted operating levels due to problems associated with new restaurants, including lack of market awareness, inability to hire sufficient staff and other factors. Although we have attempted to mitigate these factors by paying careful attention to training and staffing needs, there can be no assurance that we will be successful in operating new restaurants on a profitable basis.

Our expansion may strain our infrastructure, which could slow our restaurant development.

We also face the risk that our existing systems and procedures, restaurant management systems, financial controls, and information systems will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our expansion objectives, our business, financial condition, operating results or cash flows could be materially adversely affected.

Our restaurant expansion strategy focuses primarily on further penetrating existing markets. This strategy can cause sales in some of our existing restaurants to decline.

In accordance with our expansion strategy, we intend to open new restaurants primarily in our existing markets. Since we typically draw customers from a relatively small radius around each of our restaurants, the sales performance and customer counts for restaurants near the area in which a new restaurant opens may decline due to cannibalization of the existing restaurant's customer base.

Our operations are susceptible to changes in food and supply costs, which could adversely affect our margins.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our centralized purchasing staff negotiates prices for all of our ingredients and supplies through either contracts (terms of one month up to one year) or commodity pricing formulas. Our national master distributor delivers goods at a set, flat fee per case twice a week to all of our restaurants. Our contract with our national master distributor, Meadowbrook Meat Company, Inc., is up for renewal in June 2004. Furthermore, various factors beyond our control, including adverse weather conditions and governmental regulations, could also cause our food and supply costs to increase. We cannot predict whether we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. A failure to do so could adversely affect our operating results or cash flows.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results.

Our restaurants feature pizzas, pastas, salads and appetizers in an upscale, family-friendly, casual environment. Our continued success depends, in part, upon the popularity of these foods and this style of informal dining. Shifts in consumer preferences away from this cuisine or dining style could materially adversely affect our future profitability. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, operating results or cash flows. Like other restaurant chains, we can also be materially adversely affected by negative publicity concerning food quality, illness, injury, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants.

Thirty-six percent of our U.S. based restaurants are located in California. As a result, we are highly sensitive to negative occurrences in that state.

Our franchisees and we currently operate a total of 58 restaurants in California (53 are company-owned and five are owned by franchisees), of which 44 are concentrated in the greater Los Angeles and San Diego metropolitan areas. As a result, we are particularly susceptible to adverse trends and economic conditions in California. In addition, given our geographic concentration, negative publicity regarding any of our restaurants in California could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, earthquakes or other natural disasters.

Increases in the minimum wage may have a material adverse effect on our business and financial results.

A number of our employees are subject to various minimum wage requirements. The federal minimum wage has remained at $5.15 per hour since September 1, 1997. However, 36.0% of our U.S. based restaurants are located in California and receive compensation equal to the California minimum wage, which rose from $6.25 per hour effective January 1, 2001 to $6.75 per hour effective January 1, 2002. There may be similar increases implemented in other jurisdictions in which we operate or seek to operate. The possibility exists that the federal minimum wage will be increased in the near future. These minimum wage increases may have a material adverse effect on our business, financial condition, results of operations or cash flows.

Rising insurance costs could negatively impact profitability.

The cost of insurance (workers compensation insurance, general liability insurance, health insurance and directors and officers liability) increased significantly in 2003 and is expected to continue to increase in 2004. These increases could have a negative impact on our profitability if we are not able to negate the effect of such increases by continuing to improve our operating efficiencies.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expense.

Keeping abreast of, and in compliance with, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules, has required an increased amount of management attention and external resources. We remain committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

The restaurant industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause customers to avoid our restaurants and result in liabilities.

We are sometimes the subject of complaints or litigation from customers or employees alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect our restaurants, regardless of whether the allegations are valid or whether California Pizza Kitchen is liable. In fact, we are subject to the same risks of adverse publicity resulting from these sorts of allegations even if the claim involves one of our franchisees or licensees. Further, employee claims against us based on, among other things, wage discrimination, harassment or wrongful termination may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. We have been subject to these employee claims before, and a significant increase in the number of these claims or any increase in the number of successful claims could materially adversely affect our business, financial condition, operating results or cash flows. We also are subject to some states' "dram shop" statutes. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

Future changes in financial accounting standards may cause adverse unexpected operating results and affect our reported results of operations.

A change in accounting standards can have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. As an example, any changes requiring that we record compensation expense in our consolidated statements of income for employee stock options using the fair value method could have a significant negative effect on our reported results. New pronouncements and varying interpretations of pronouncements have occurred and may occur in the future. Changes to existing accounting rules or the questioning of current accounting practices may adversely affect our reported financial results.

Item 2. Properties

Our corporate headquarters are located in Los Angeles, California. We occupy this facility under a lease, which was renewed effective September 1, 2002 and extends until August 2012. We lease the majority of our restaurant facilities, although we own our restaurants in: Alpharetta, Georgia; Grapevine, Texas; Scottsdale, Arizona; Schaumburg, Illinois; and one location in Atlanta, Georgia. The majority of our leases are for ten or 15-year terms and include options to extend the terms. The majority of our leases also include both minimum rent and percentage-of-sales rent provisions.

Current restaurant locations

As of April 26, 2004, we own, license or franchise 168 restaurants in 27 states, the District of Columbia and five foreign countries, of which 139 are company owned and 29 operate under franchise or license arrangements. We franchise or license our concept to other restaurant operators including: HMSHost Corporation, which operates 19 California Pizza Kitchen ASAP restaurants; MGM Mirage, which operates one full service restaurant in a Las Vegas casino; and two franchisees, which currently operate a total of nine full service restaurants in Hong Kong, Indonesia, Malaysia, Singapore and the Philippines.

	Company-Owned Restaurants(1)	Franchised/ Licensed Full service Restaurants	Franchised ASAP Restaurants	Total
Domestic				
Alabama	1	—	—	1
Arizona	4	—	1	5
California	53	—	5	58
Colorado	5	—	—	5
Connecticut	1	—	—	1
Florida	9	—	3	12
Georgia	3	—	—	3
Hawaii	3	—	—	3
Illinois(2)	9	—	—	9
Indiana	—	—	1	1
Kentucky	1	—	—	1
Maryland	3	—	—	3
Massachusetts	4	—	—	4
Michigan	3	—	—	3
Minnesota	2	—	1	3
Missouri	6	—	2	8
Nevada	1	1	—	2
New Jersey	2	—	—	2
New York	4	—	—	4
North Carolina	2	—	2	4
Ohio	4	—	—	4
Pennsylvania	1	—	—	1
Tennessee	1	—	—	1
Texas	8	—	—	8
Utah	1	—	1	2
Virginia	5	—	1	6
Washington	2	—	—	2
Washington, D.C	1	—	2	3
International				
Hong Kong	—	2	—	2
Indonesia	—	1	—	1
Malaysia	—	1	—	1
Singapore	—	1	—	1
Philippines	—	4	—	4
Totals	139	10	19	168

(1) All of our company-owned restaurants are full service, except for four ASAP restaurants, all of which are located in California.

(2) Includes one restaurant in the Chicago area in which we are the general partner and own approximately 70% of the total partnership interests.

Item 3. Legal Proceedings

On February 10, 2003, one of our former servers filed a class action complaint against us in Orange County Superior Court in California. The plaintiff alleges that we failed to give our food servers, bussers, runners and bartenders rest and meal breaks as required by California law. Under the California Labor Code, an employer must pay each employee one additional hour of pay at the employee's regular rate of compensation for each workday that the required meal or rest period is not provided. The plaintiff also alleges that additional penalties are owed as a consequence of our resulting failure to pay all wages due at the time of termination of employment and under theories characterizing these alleged breaches as unfair business practices. If the plaintiff is able to achieve class certification and prevails on the merits of the case, we could potentially be liable for significant amounts. We are still investigating the claims and have participated in one full day of private mediation. No discovery has taken place as of yet due to a stay in the proceedings ordered by the Court to allow the private mediation, and no date has been set for a hearing on class certification or for trial. We believe that all of our employees were provided with the opportunity to take all required meal and rest breaks, and as such we intend to vigorously defend our position.

We are also subject to other private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. Such claims typically involve claims from guests, employees and others related to operational issues common to the foodservice industry. A number of such claims may exist at any given time. We could be affected by adverse publicity resulting from such allegations, regardless of whether or not such allegations are valid or whether we are determined to be liable. From time to time, we are also involved in lawsuits with respect to infringements of, or challenges to, our registered trademarks. We believe that the final disposition of such lawsuits and claims will not have a material adverse effect on our financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

Our common stock is quoted on the Nasdaq National Market under the symbol "CPKI." The following table sets forth, for the two most recent fiscal years, the high and low sales prices as reported on the Nasdaq National market.

	High	Low
Fiscal 2002:		
First Quarter	$26.08	$18.75
Second Quarter	26.67	21.85
Third Quarter	25.32	17.85
Fourth Quarter	28.03	19.71
Fiscal 2003:		
First Quarter	$26.57	$21.45
Second Quarter	24.59	18.26
Third Quarter	22.70	16.25
Fourth Quarter	19.72	17.26

As of April 20, 2004, there were approximately 157 holders of record of common stock. On April 20, 2004, the last sale price reported on the Nasdaq National Market for our common stock was $19.72 per share.

Dividend Policy

We currently retain all future earnings for the operation and expansion of our business. We have not paid any cash dividends since 1992 when dividends were paid in connection with PepsiCo, Inc.'s acquisition of a controlling interest in the Company.

We have a $20.0 million line of credit agreement with Bank of America, N.A. that expires on June 30, 2004. Our credit agreement with Bank of America, N.A. currently prohibits us from declaring or paying any dividends or other distributions on any shares of our capital stock other than dividends payable solely in shares of capital stock or the stock of our subsidiaries. Any payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions contained in our credit agreement with Bank of America, N.A., or other agreements, and other factors deemed relevant by our Board.

Equity Compensation Plan Information

Information regarding our equity compensation plans, including both plans approved by security holders and plans not approved by security holders, is set forth in the section entitled "Equity Compensation Plan Information" on page 41 of this report.

Recent Sales of Unregistered Securities

On December 29, 2003, we purchased certain development rights and the leasehold interests, equipment and other assets utilized in the operation of two California Pizza Kitchen restaurants owned by CAH Restaurants of California, LLC. Approximately 50% of the $2,503,000 aggregate purchase price was paid by the issuance of 67,954 shares of our common stock. The shares were issued to Rick J. Caruso, one of our directors, who owns CAH Restaurants of California, LLC. The issuance of the shares was exempt under Section 4(2) of the Securities Act of 1933, as amended, and under Regulation D as promulgated thereunder, as a transaction not involving any public offering.

Item 6. Selected Financial Data

The following selected consolidated financial and operating data for each of the five fiscal years in the period ended December 28, 2003 are derived from our audited consolidated financial statements. The audited consolidated financial statements and accompanying notes for each of the three fiscal years in the period ended December 28, 2003, and the report of independent auditors on those years, are included elsewhere in this report. This selected consolidated financial and operating data should be read in conjunction with the consolidated financial statements and accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this report.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
(dollars in thousands, except per share data, operating data and footnotes)

	Fiscal Year				
	2003	2002	2001	2000	1999
Statement of Operations Data:					
Revenues:					
Restaurant sales	$356,260	$303,427	$246,445	$208,322	$176,933
Franchise and other revenues	3,627	2,895	2,817	2,482	2,260
Total revenues	359,887	306,322	249,262	210,804	179,193
Costs and expenses:					
Cost of sales	87,806	73,756	60,950	51,748	44,740
Labor	129,702	110,151	88,898	74,341	63,701
Direct operating and occupancy	73,949	60,652	49,344	41,079	35,848
Total restaurant operating costs	291,457	244,559	199,192	167,168	144,289
General and administrative	21,488	18,161	15,489	14,349	13,123
Depreciation and amortization	17,578	14,971	11,996	9,568	8,234
Pre-opening costs	4,019	3,355	2,867	1,650	763
Severance charge(1)	1,221	—	—	—	—
Stock compensation charge(2)	—	—	—	1,949	—
Loss on impairment of property and equipment and restaurant closures	14,725	2,380	—	1,839	200
Operating income	9,399	22,896	19,718	14,281	12,584
Other (expense) income:					
Bank financing fees	—	—	—	—	(998)
Interest income	317	368	632	469	306
Interest expense	—	—	(25)	(1,881)	(3,721)
Equity in loss of unconsolidated joint venture	(349)	—	—	—	—
Total other (expense) income	(32)	368	607	(1,412)	(4,413)
Income before income tax provision	9,367	23,264	20,325	12,869	8,171
Income tax provision	(1,411)	(7,934)	(7,114)	(4,504)	(2,772)
Net income	7,956	15,330	13,211	8,365	5,399
Redeemable preferred stock accretion	—	—	—	(3,512)	(5,147)
Net income attributable to common shareholders	$ 7,956	$ 15,330	$ 13,211	$ 4,853	$ 252
Net income per common share(3):					
Basic	$ 0.42	$ 0.82	$ 0.72	$ 0.35	$ —
Diluted	$ 0.42	$ 0.81	$ 0.71	$ 0.35	$ —
Shares used in computing net income per common share (in thousands)(3):					
Basic	18,867	18,585	18,308	13,703	—
Diluted	19,027	18,871	18,611	14,013	—
Selected Operating Data:					
Restaurants open at end of year	168	149	131	112	96
Company-owned restaurants open at end of year	137	117	99	82	70
Average weekly company-owned full service restaurant sales	$ 54,896	$ 55,712	$ 54,438	$ 53,809	$ 49,490
Comparable company-owned restaurant sales increase(4)	2.5%	4.3%	3.3%	7.8%	4.1%

	Fiscal Year				
	2003	2002	2001	2000	1999
Selected Balance Sheet Data:					
Cash and cash equivalents	$ 15,877	$ 31,261	$ 19,788	$ 12,649	$ 5,686
Marketable Securities	18,904	—	—	—	—
Total assets	185,585	168,445	145,335	116,977	94,750
Total debt, including current portion	—	—	—	47	40,085
Redeemable preferred stock	—	—	—	—	43,921
Shareholders' equity (deficiency)(5)	146,113	134,121	114,106	92,318	(9,829)

(1) Severance charges of $1.2 million represent payments related to the resignations of our former President and Chief Executive Officer and our former Senior Vice President and Chief Development Officer under the terms of their separation agreements.

(2) Stock compensation charge of $1.9 million in 2000 represents the performance-based stock options becoming exercisable in accordance with variable plan accounting under Accounting Principles Board Opinion No. 25. The performance-based stock options were granted to Frederick R. Hipp, our former President and Chief Executive Officer.

(3) See notes 2 and 9 of notes to audited consolidated financial statements for an explanation of the method used to calculate the net income per common share and shares used in computing net income per common share, basic and diluted.

(4) Company owned restaurants are included in the computation of comparable company owned restaurant sales after they have been open 12 months.

(5) The Company completed its initial public offering on August 2, 2000 resulting in approximately $71.9 million in net proceeds.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

As of April 26, 2004, we own, license or franchise 168 restaurants in 27 states, the District of Columbia and five foreign countries, of which 139 are company owned and operate under the names "California Pizza Kitchen" and "California Pizza Kitchen ASAP," the remaining 29 operate under franchise or license arrangements. During our 19 years of operating history, we believe we have developed strong brand awareness and demonstrated the appeal of our concept in a wide variety of geographic areas. Our concept was, and remains, to take our customers' favorite food cravings and put them on a pizza—to figuratively put the world on a pizza.

We opened our first casual dining restaurant in 1985 in Beverly Hills, California and grew steadily to 25 restaurants by early 1992. Our concept, with its signature line of innovative, premium pizzas, open-flame ovens in exhibition-style kitchens and excellent guest service, attracted PepsiCo, Inc. (hereafter referred to as "PepsiCo"), which bought a controlling interest in our company in May 1992.

During the approximately five-year period when PepsiCo was our controlling shareholder, we opened 60 restaurants, 17 of which were subsequently closed. We experimented with different locations and different restaurant sizes, ranging from 3,600 square feet to more than 11,000 square feet. Our rapid expansion strained our infrastructure, resulted in a variety of management and operational changes, diverted our attention from the execution of our concept and led to disappointing operating results and financial performance, including a decline in comparable restaurant sales in 1996.

At the end of 1996, PepsiCo concluded that it would sell or otherwise divest all of its restaurant businesses, including California Pizza Kitchen. In September 1997, we consummated a series of transactions to effect a merger and leveraged recapitalization through which an investor group led by Bruckmann, Rosser, Sherrill & Co., L.P. acquired PepsiCo's interest in our company.

Since the beginning of 1998, we have instituted an accelerated growth plan, focusing largely on further penetrating our existing markets. Between January 1998 and December 2003, we opened 72 new company-owned, full service restaurants and three ASAP restaurants.

In July 2003, Richard Rosenfield and Larry Flax, co-founders and Co-Chairmen of the Board, reassumed the responsibilities of Co-Chief Executive Officers. In connection with this management change, we reviewed our restaurant portfolio, as well as our operations and growth strategy, and decided to slow down our 2004 new restaurant opening schedule to a range of 10 to 12 new units, emphasizing quality and profitability.

We plan to open a new restaurant prototype in 2004, which is larger than our former prototype and has been designed to encourage a more adult experience and increase alcohol sales. These new restaurants will require on average a higher net investment than our historical restaurants. However, we expect corresponding sales to be higher and ultimately generate a higher restaurant cashflow. Pre-opening expenses for each of these new restaurants is expected to average approximately $185,000 per restaurant.

Our new restaurants experience higher cost of sales, labor and direct operating and occupancy costs for approximately their first 90 to 120 days of operations in both percentage and dollar terms when compared with our mature restaurants. Accordingly, the volume and timing of new restaurant openings has had, and is expected to continue to have, an impact on pre-opening expenses, cost of sales, labor and direct operating and occupancy costs until our restaurant operating base is large enough to mitigate these opening costs and inefficiencies.

Our revenues are comprised of restaurant sales, franchise royalties and other income. Our restaurant sales are comprised almost entirely of food and beverage sales. Our franchise royalties and other revenues consist primarily of monthly royalty income, initial franchise fees and license fees from our trademark license agreement with Kraft.

Cost of sales is comprised of food, beverage and paper supply expenses. The components of cost of sales are variable and increase with sales volume. Labor costs include direct hourly and management wages, bonuses and taxes and benefits for restaurant employees. Direct operating and occupancy costs include restaurant supplies, marketing costs, fixed rent, percentage rent, common area maintenance charges, utilities, real estate taxes, repairs and maintenance and other related restaurant costs. Direct operating and occupancy costs generally increase with sales volume but decline as a percentage of restaurant sales.

General and administrative costs include all corporate and administrative functions that support existing operations and provide infrastructure to facilitate our future growth. Components of this category include management, supervisory and staff salaries and related employee benefits, travel and relocation costs, information systems, training, corporate rent and professional and consulting fees. Depreciation and amortization principally includes depreciation on capital expenditures for restaurants. Pre-opening costs, which are expensed as incurred, consist of the costs of hiring and training the initial work force, travel, the cost of food used in training, marketing costs, the cost of the initial stocking of operating supplies and other direct costs related to the opening of a new restaurant.

In calculating comparable company-owned restaurant sales, we include a restaurant in the comparable base once it has been open for 12 months. As of December 28, 2003, we had 112 full service company-owned restaurants that met this criterion.

Results of operations

Operating results for 2003, 2002 and 2001 are expressed as a percentage of revenues below, except for the components of restaurant operating costs and expenses, which are expressed as a percentage of restaurant sales:

	2003	2002	2001
Revenues:			
Restaurant sales	99.0%	99.1%	98.9%
Franchise and other revenues	1.0	0.9	1.1
Total revenues	100.0	100.0	100.0
Costs and expenses:			
Cost of sales	24.6	24.3	24.7
Labor	36.4	36.3	36.1
Direct operating and occupancy	20.8	20.0	20.0
Total restaurant operating costs	81.8	80.6	80.8
General and administrative	6.0	5.9	6.2
Depreciation and amortization	4.9	4.9	4.8
Pre-opening costs	1.1	1.1	1.2
Severance charge	0.3	—	—
Loss on impairment of property and equipment and restaurant closures	4.1	0.8	—
Operating income	2.6	7.5	7.9
Other income (expense):			
Interest income	0.1	0.1	0.3
Interest expense	—	—	—
Equity in loss of unconsolidated joint venture	(0.1)	—	—
Total other income (expense)	—	0.1	0.3
Income before income tax provision	2.6	7.6	8.2
Income tax provision	(0.4)	(2.6)	(2.9)
Net income	2.2%	5.0%	5.3%

As a result of recently experienced variations in performance among our restaurants opened within the past two years when compared to our more mature restaurants, we now present supplemental operating data for our restaurants which have been grouped according to class in an effort to better clarify unit level economics. Accordingly, supplemental operating information for company-owned restaurants opened (A) prior to 2002, (B) in 2002, and (C) in 2003, is presented in the table below:

	No. of Stores	Weekly Sales Average	(,000) Net Sales	(,000) Restaurant Operating Margin(1)	Restaurant Operating Margin%
Pre-2002 Class					
2003	94	57,644	286,780	58,520	20.4%
2002	96	55,798	278,541	55,930	20.1%
Change		3.3%	3.0%	4.6%	30 bps
Class of 2002					
2003	18	46,696	43,707	5,053	11.6%
2002	18	54,627	21,602	2,744	12.7%
Change		(14.5)%	102.3%	84.1%	(110) bps
Class of 2003					
2003	22	43,274	22,330	1,053	4.7%
2002	—	—	—	—	— %
Change		— %	— %	— %	— bps
Total full service					
2003	134	54,896	352,817	64,626	18.3%
2002	114	55,712	300,143	58,674	19.5%
Change		(1.5)%	17.5%	10.1%	(120) bps
ASAP					
2003	3	22,071	3,443	177	5.1%
2002	3	21,054	3,284	194	5.9%
Change		4.8%	4.8%	(8.8)%	(80) bps
Total restaurants					
2003	137	54,118	356,260	64,803	18.2%
2002	117	54,736	303,427	58,868	19.4%
Change		(1.1)%	17.4%	10.1%	(120) bps

(1) Restaurant operating margin is defined as restaurant sales less restaurant operating costs. The table above represents the restaurant operating margin for 2003 and 2002 which consists of sales of $356,260 and $303,427 and operating costs of $291,457 and $244,559, respectively.

2003 (52 weeks) compared to 2002 (52 weeks)

Total Revenues. Total revenues increased by $53.6 million, or 17.5%, to $359.9 million in 2003 from $306.3 million in 2002 due to a $52.8 million increase in restaurant sales and a $732,000 increase in franchise and other revenues. The increase in restaurant sales was due to $22.3 million in sales derived from the 22 restaurants in the class of 2003, $22.1 million in additional sales from a full year of operations for the 18 restaurants in the class of 2002 and $8.4 million from the 97 full service and ASAP restaurant sales increase of 3.0%. The increase in comparable restaurant sales was driven by increases in average check of approximately 3.3% and a decrease in customer counts of approximately 0.9% compared to 2002. Approximately 1.5% of the increase in average check was due to price increases with 1.9% due to shifts in our menu mix. The increase in franchise and other revenues was due to a $490,000 increase in royalties from Kraft's distribution of our frozen pizza, a $177,000 increase in franchise restaurant royalties and a $65,000 increase in initial franchise fees from the opening of our Hong Kong franchise in December.

Cost of sales. Cost of sales increased by $14.0 million, or 19.0%, to $87.8 million in 2003 from $73.8 million in 2002. Cost of sales as a percentage of restaurant sales increased to 24.6% in 2003 from 24.3% in the prior year. The increase was primarily the result of higher produce prices, higher costs from our wine initiative and additional paper costs associated with the 7.9% and 11.1% increase in take out and delivery, respectively.

Labor. Labor increased by $19.5 million, or 17.7%, to $129.7 million in 2003 from $110.2 million in 2002. Labor as a percentage of restaurant sales increased to 36.4% in 2003 from 36.3% in the prior year. The increase in labor as a percentage of restaurant sales was primarily due to lower weekly sales averages in the 40 stores built and opened during 2002 and 2003, which caused a deleveraging effect on management wages.

Direct operating and occupancy. Direct operating and occupancy increased by $13.2 million, or 21.7%, to $73.9 million in 2003 from $60.7 million in 2002. Direct operating and occupancy as a percentage of restaurant sales increased to 20.8% in 2003 from 20.0% in the prior year. The increase was primarily due to higher natural gas and electricity costs and low weekly sales averages in the 40 stores built and opened during 2002 and 2003, which caused a deleveraging effect on fixed occupancy costs.

General and administrative. General and administrative costs increased by $3.3 million, or 18.1%, to $21.5 million in 2003 from $18.2 million in 2002. General and administrative costs as a percentage of total revenue increased to 6.0% in 2003 from 5.9% in the prior year. The increase in general and administrative expenses was primarily a result of higher personnel costs related to new management positions, the return of our co-founders, personnel costs associated with our interim president and higher travel and moving expenses related to manager relocations.

Depreciation and amortization. Depreciation and amortization increased by $2.6 million, or 17.3%, to $17.6 million in 2003 from $15.0 million in 2002. The increase was primarily due to the 22 new restaurants opened during 2003 and a full year of depreciation on the 18 restaurants opened in 2002 partially offset by the 12 company-owned full service restaurants written down under SFAS No. 144, noted below in 'Loss on impairment of property and equipment and restaurant closures.'

Pre-opening costs. Pre-opening costs increased by $664,000 to $4.0 million in 2003 from $3.4 million in 2002. The increase was due to the 22 restaurants that opened in 2003 compared to the 18 restaurants that opened in 2002.

Severance charges. Severance charges of $1.2 million represent payments related to the resignations of our former President and Chief Executive Officer and our former Senior Vice President and Chief Development Officer under the terms of their separation agreements.

Loss on impairment of property and equipment and restaurant closures. Loss on impairment of property and equipment and restaurant closures of $14.7 million represents the impairment charge and closure costs for 12 company-owned full service restaurants, in accordance with SFAS No. 144. The corresponding impairment charge of $2.4 million in 2002 represents the impairment charge and closure costs for one company-owned full service restaurant and one company-owned ASAP restaurant.

Interest income. Interest income decreased by $51,000 to $317,000 in 2003 from interest income of $368,000 for 2002. The decrease was a result of the reduced interest rates available from financial institutions for 2003 compared to 2002.

Income tax provision. The income tax provision for 2003 and 2002 was based on annual effective tax rates applied to the income before income tax provision. The 15.1% tax rate in 2003 and 34.1% tax rate in 2002 comprise the federal and state statutory rates, less any tax credits, based on the annual estimated effective tax rate for the respective years. The low 15.1% tax rate in 2003 resulted from higher FICA tax tip credits relative to prior years and tax provision benefits from the $14.7m impairment and $1.2m severance charges incurred in 2003.

Net income. Net income decreased by $7.3 million, or 47.7%, to $8.0 million in 2003 from $15.3 million in 2002. Net income as a percentage of revenues decreased to 2.2% in 2003 from 5.0% in 2002. The decrease as a percentage of revenues was due to the $14.7 million impairment charge and the $1.2 million severance charge partially offset by the benefit associated with our 15.1% tax rate for 2003.

2002 (52 weeks) compared to 2001 (52 weeks)

Total Revenues Total revenues increased by $57.1 million, or 22.9%, to $306.3 million in 2002 from $249.3 million in 2001 due to a $57.0 million increase in restaurant sales and a $78,000 increase in franchise and other revenues. The increase in restaurant sales was due to $27.0 million in additional sales from a full year of operations for the 16 restaurants that opened in 2001 and the purchase of a franchise restaurant in June 2001, $21.6 million in sales derived from the 18 restaurants opened in 2002 and $8.4 million from comparable restaurant sales increases of 4.3%. The increase in comparable restaurant sales was driven by increases in average check of approximately 3.9% and an increase in customer counts of approximately 0.4% compared to 2001. Approximately 2.1% of the increase in average check was due to price increases with the remainder due to modest shifts in our menu mix. The increase in franchise and other revenues was due to a $229,000 increase in royalties from Kraft's distribution of our frozen pizza, a $72,000 decrease in initial franchise fees and a $79,000 decrease in franchise restaurant royalties.

Cost of sales. Cost of sales increased by $12.8 million, or 21.0%, to $73.8 million in 2002 from $61.0 million in 2001. Cost of sales as a percentage of restaurant sales decreased to 24.3% in 2002 from 24.7% in the prior year. This reduction was primarily a result of increased operational efficiencies, menu pricing and a favorable commodities market.

Labor. Labor increased by $21.3 million, or 24.0%, to $110.2 million in 2002 from $88.9 million in 2001. As a percentage of restaurant sales, labor increased to 36.3% in 2002 from 36.1% in the prior year. The increase in labor as a percentage of restaurant sales was primarily due to the 20% increase in medical insurance costs compared with 2001.

Direct operating and occupancy. Direct operating and occupancy increased by $11.3 million, or 22.9%, to $60.7 million in 2002 from $49.3 million in 2001. Direct operating and occupancy as a percentage of restaurant sales remained flat at 20.0% in 2002 compared to the prior year as higher smallware costs associated with the new November menu and increases in rent were offset by lower utility and delivery charges and higher net sales spread over relatively fixed restaurant level operating and occupancy expenses.

General and administrative. General and administrative expenses increased by $2.7 million, or 17.3%, to $18.2 million in 2002 from $15.5 million in 2001. General and administrative expenses as a percentage of total revenues decreased to 5.9% in 2002 from 6.2% in the prior year. The increase in general and administrative dollar expenses was primarily a result of higher personnel costs related to new management positions. The decrease in general and administrative expenses as a percentage of revenues was primarily a result of the Company's increasing revenue base and the ability to leverage general and administrative personnel.

Depreciation and amortization. Depreciation and amortization increased by $3.0 million, or 25.0%, to $15.0 million in 2002 from $12.0 million in 2001. The increase was primarily due to the 18 new restaurants opened during 2002 and a full year of depreciation on the 16 restaurants opened in 2001.

Pre-opening costs. Pre-opening costs increased by $488,000 to $3.4 million in 2002 from $2.9 million in 2001. The increase was due to the 18 restaurants that opened in 2002 compared to the 16 restaurants that opened in 2001, and an increase in the average pre-opening cost due to additional labor charges, higher housing costs and delays associated with some mall opening dates. We anticipate pre-opening expenses to be approximately $180,000 to $185,000 per restaurant in 2003.

Loss on impairment of property and equipment and restaurant closures. Loss on impairment of property and equipment and restaurant closures of $2.4 million represents the impairment charge and closure costs for one company-owned full service restaurant and one company-owned ASAP restaurant, in accordance with SFAS No. 144. There was no corresponding impairment charge for the December 30, 2001 fiscal year.

Interest income (expense). Interest income, net of interest expense, decreased by $239,000 to $368,000 in 2002 from interest income of $607,000 in 2001. The decrease was a result of the reduced interest rates available from financial institutions for 2002 compared to 2001.

Income tax provision. The income tax provision for 2002 and 2001 was based on annual effective tax rates applied to the income before income tax provision. The 34.1% tax rate in 2002 and 35.0% tax rate in 2001 comprise the federal and state statutory rates, less any tax credits, based on the annual estimated effective tax rate for the respective years.

Net income. Net income increased by $2.1 million, or 16.0%, to $15.3 million in 2002 from $13.2 million in 2001. Net income as a percentage of revenues decreased to 5.0% in 2002 from 5.3% in 2001. The decrease as a percentage of revenues was due to the $2.4 million impairment charge, in accordance with SFAS No. 144, for the loss on impairment of property and equipment and restaurant closure costs for one company-owned full service restaurant and one company-owned California Pizza Kitchen ASAP restaurant.

Potential fluctuations in quarterly results and seasonality

Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors, changes in food costs, changes in labor costs, war and weather conditions. In the past we have experienced significant variability in pre-opening costs from quarter to quarter. These fluctuations are primarily a function of the timing of restaurant openings. We typically incur the most significant portion of pre-opening costs associated with a given restaurant in the month of opening. In addition, our experience to date has been that labor and direct operating and occupancy costs associated with a newly opened restaurant during the first three to four months of operation are often materially greater than what will be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Accordingly, the number and timing of new restaurant openings in any quarter has had, and is expected to continue to have, a significant impact on quarterly pre-opening costs, labor and direct operating and occupancy costs. As a result of our new site selection process and new prototype, our 2004 new restaurant openings are anticipated to open in the last two quarters of 2004.

Our business is also subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the summer months and winter holiday season. As a result, we expect our highest earnings to occur in those periods. As a result of all of these factors, results for any one-quarter are not necessarily indicative of the results to be expected for any other quarter or for any year.

Liquidity and capital resources

In recent years we have funded our capital requirements primarily through cash flow from operations and proceeds from the initial public offering of our stock in August 2000. In 2003, net cash flow provided by operating activities was $39.0 million compared to $41.2 million in 2002 and $32.7 million in 2001. Net cash flow provided by operating activities exceeded net income for 2003 primarily due to the effects of depreciation and amortization, loss on impairment of property and equipment and restaurant closures and the net changes in operating assets and liabilities. The net change in operating assets and liabilities in 2003 was primarily due to an increase in our deferred tax asset and prepaid expenses and other assets resulting from prepaid rent, offset by an increase in accrued liabilities resulting from accrued payroll tax. In both 2002 and 2001 net cash flow provided by operating activities exceeded the net income due to the effects of depreciation and amortization, loss on impairment of property and equipment and restaurant closures and changes in working capital.

We use cash to fund the development and construction of new restaurants and remodel our existing restaurants. Net cash used in investing activities in 2003 was $57.4 million compared to $33.5 million in 2002. We opened 22 new restaurants in 2003 compared to 18 in 2002. Investment activities consisted of capital expenditures of $36.5 million compared to $33.5 million in 2002, which was the result of $28.5 million spent on new restaurants compared to $26.5 million in 2002 and $8.0 million spent on capitalized maintenance and remodels compared to $7.0 million in 2002. Additionally, we invested $18.9 million of our cash equivalents into short-term marketable securities during 2003 to maximize interest income. We also invested $2.0 million for a 25% equity interest in a new restaurant concept called LA Food Show, Inc. in March of 2003.

Net cash provided by financing activities was $3.0 million in 2003 compared to $3.7 million in 2002 and consisted of employee common stock option exercises and purchases under our employee stock purchase plan. As of December 28, 2003 we have a $20.0 million revolving line of credit, of which nothing is currently outstanding. The line of credit expires on June 30, 2004 and bears interest at either the bank base rate minus 0.75% or LIBOR plus 1.0%. Availability under the credit facility is reduced by outstanding letters of credit, which totaled $3.5 million as of December 28, 2003. In addition, the credit facility includes financial and non-financial covenants, with which the Company was in full compliance as of December 28, 2003 and as of the date of this report.

Our capital requirements, including costs related to opening additional restaurants, have been and will continue to be significant. We anticipate total capital expenditures between $35.0 million and $40.0 million in 2004 with the majority of expenditure associated with approximately ten new store openings. Other capital expenditure is expected to be higher than prior year trends and will be primarily directed toward maintenance capital associated with existing and mature stores, remodels and planned information technology upgrades. We expect to fund all capital requirements using operating cash flow. Additionally, we anticipate pre-opening costs on average to be approximately $185,000; however, any unexpected delays in construction, labor shortages or other factors could result in higher than anticipated pre-opening costs. Our future cash requirements and the adequacy of available funds will depend on many factors, including the pace of expansion, real estate markets, site locations and the nature of the arrangements negotiated with landlords. We believe that our current cash balances, together with anticipated cash flows from operations and funds anticipated to be available from our credit facility, will be sufficient to satisfy our working capital and capital expenditure requirements on a short-term and long-term basis. Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses or other events may cause us to seek additional financing sooner than anticipated. Additional financing may not be available on acceptable terms, or at all. Failure to obtain additional financing as needed could have a material adverse effect on our business and results of operations.

Off-Balance Sheet Arrangements

As part of our on-going business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities ("VIEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 28, 2003, we are not involved in any unconsolidated VIE transactions.

Contractual Commitments

The following table summarizes our contractual commitments as of December 28, 2003 (in millions):

		Payments Due by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Operating Lease Obligations(1)	$188.3	$21.8	$44.0	$41.2	$81.3
	$188.3	$21.8	$44.0	$41.2	$81.3

(1) Represents aggregate minimum lease payments. Most of the leases also require contingent rent in addition to the minimum rent based on a percentage of sales and require expenses incidental to the use of the property.

Critical Accounting Policies

Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Property and Equipment

Property and equipment is recorded at cost. Property and equipment is depreciated over the assets' estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the term of the related lease, whichever is shorter. The lives for furniture, fixtures, and equipment are ten years. The lives for buildings and leasehold improvements are the shorter of 20 years or the term of the related operating lease.

Long-Lived Asset Impairments

We assess the impairment of long-lived assets, including restaurant sites and other assets, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. In July 2003, the Company's management concluded that restaurants with operating cash flows of less than a defined amount should be regularly monitored to determine if impairment charges should be taken. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset's carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. The net proceeds expected from the disposition of the asset are determined by independent quotes or expected sales prices developed by internal specialists. Estimates of future cash flows and expected sales process are judgments based on our experience and knowledge of local operations. These estimates can be significantly impacted by changes in real estate market conditions, the economic environment, capital spending decisions and inflation.

For properties to be closed that are under long-term lease agreements the present value of any remaining liability under the lease, discounted using risk-free rates and net of expected sublease rental that could be reasonably obtained for the property is recognized as a liability and expensed. The value of any equipment and leasehold improvements related to a closed store is reduced to reflect net recoverable values. Internal specialists estimate the subtenant income, future cash flows and asset recovery values based on their historical experience and knowledge of (1) the market in which the store to be closed is located, (2) the results of our previous efforts to dispose of similar assets and (3) the current economic conditions. Specific real estate markets, the economic environment and inflation affect the actual cost of disposition for these leases and related assets.

During the years ended December 28, 2003 and December 29, 2002, we determined that certain identified property and equipment was impaired and as such, incurred impairment charges of $14.7 million and $2.4 million, respectively. There was no remaining net book value associated with any of these properties at December 28, 2003.

Self-Insurance

Our business is primarily self-insured for workers' compensation, automobile and general liability costs. We record our self-insurance liability, determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Any actuarial projection of ultimate losses is subject to a high degree of variability. Sources of this variability are numerous and include, but are not limited to, future economic conditions, court decisions and legislative actions. Our workers' compensation future funding estimates anticipate no change in the benefit structure. Statutory changes could have a significant impact on future claim costs.

Our workers' compensation liabilities are from claims occurring in various states. Individual state workers' compensation regulations have received a tremendous amount of attention from state politicians, insurers, employers and providers, as well as the public in general. Recent years have seen an escalation in the number of legislative reforms, judicial rulings and social phenomena affecting our business. The changes in a state's political and economic environment increase the variability in the unpaid claim liabilities.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the liability method, deferred taxes are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

Restaurant and Franchise Revenues

Revenues from the operation of company-owned restaurants are recognized when sales occur. All fees from franchised operations are included in revenue as earned. Royalty fees are based on franchised restaurants' revenues and are recorded by the Company in the period the related franchised restaurants' revenues are earned.

Pre-opening Costs

The Company follows Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities," which was issued by the Accounting Standards Executive Committee and provides guidance on the financial reporting of the start-up costs and organization costs. The SOP requires costs of start-up activities and organization costs to be expensed as incurred.

Stock-based Compensation

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages but does not require a fair value based method of accounting for employee stock options or similar equity instruments. SFAS No. 123 allows an entity to elect to continue to measure compensation costs under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to

Employees," but requires pro forma disclosure of net earnings as if the fair value based method of accounting had been applied.

The Company elected to follow APB No. 25, and related Interpretations in accounting for our employee stock options because the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of our employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

New Accounting Standards

The Financial Accounting Standards Board ("FASB") recently issued several Statements of Financial Accounting Standards ("SFAS"). The statements relevant to our line of business and the impact on us are as follows:

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which is effective for the quarter ending December 31, 2003 for variable interest entities ("VIEs") created before February 1, 2003. FIN 46 establishes criteria to identify VIEs and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of interests in a VIE must disclose the nature, purpose, size and activity of the VIE as well as their maximum exposure to losses as a result of involvement with the VIE. The company adopted FIN 46 in the third quarter of 2003. We currently have no VIEs and therefore the adoption did not have an effect on our consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement requires that certain instruments that were previously classified as equity on a company's statement of financial position now be classified as liabilities. The Statement is effective for financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. We currently have no instruments impacted by the adoption of this statement and therefore the adoption did not have an effect on our consolidated financial position, results of operations or cash flows.

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of "underlying" to conform it to the language used in FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and amends certain other existing pronouncements. We currently have no derivative instruments therefore the adoption did not have an effect on our consolidated financial position, results of operations or cash flows.

In November 21, 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," which requires that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. These rules are applied to new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. The adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Inflation

The primary inflationary factors affecting our operations are food and labor costs. A large number of our restaurant personnel are paid at rates based on the applicable minimum wage, and increases in the minimum wage directly affect our labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. We believe inflation has not had a material impact on our results of operations in recent years.

Item 7A. Quantitative and Qualitative Disclosures about Market Risks

Our market risk exposures are related to our cash and cash equivalents and marketable securities. Cash and cash equivalents are invested in highly liquid short-term investments with maturities of less than three months as of the date of purchase. We are exposed to market risk from changes in market prices related to our investments in marketable securities. As of December 28, 2003 we held $18.9 million in marketable securities. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations.

In addition, we have a $20.0 million line of credit agreement with Bank of America, N.A. that expires on June 30, 2004. Interest on the line of credit is calculated on either the bank base rate minus 0.75% or LIBOR plus 1.0%. Currently, there is no outstanding balance under this agreement. Should we draw on this line in the future, changes in interest rates would affect the interest expense on these loans and, therefore, impact our prospective cash flows and results of operations.

Many of the food products purchased by us are affected by changes in weather, production, availability, seasonality and other factors outside our control. In an effort to control some of this risk, we have entered into some fixed price purchase commitments with terms of no more than one year. In addition, we believe that almost all of our food and supplies are available from several sources, which helps to control food commodity risks.

Item 8. Financial Statements and Supplementary Data

The Consolidated Financial Statements we are required to file hereunder are set forth on pages 50 through 67 of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

We conducted an evaluation, under the supervision and with the participation of our management, including our Co-Chief Executive Officers and principle financial officer, of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in rules 13a-15 and 15d-15 promulgated under the Exchange Act. Based upon that evaluation, our Company's Co-Chief Executive Officers and principle financial officer concluded that our disclosure controls and procedures are effective, as of the end of the period covered by this report (December 28, 2003), in ensuring that material information relating to California Pizza Kitchen, Inc., including its consolidated subsidiaries, required to be disclosed in reports we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) is accumulated and communicated to our management, including our Co-Chief Executive Officers and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in our internal control (including corrective actions with regard to significant deficiencies or material weaknesses) over financial reporting (as required by the Exchange Act) that occurred during the last fiscal year.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item is incorporated herein by reference from our definitive proxy statement for the 2004 Annual Meeting of Stockholders, or in an amendment to this Form 10-K, which, as applicable, will be filed within 120 days after our fiscal year end of December 28, 2003.

We adopted a code of ethics applicable to our Co-Chief Executive Officers, principal financial officer, controller and other finance leaders, which is a "code of ethics" as defined by applicable rules of the Securities Exchange Commission. The code is publicly available on our website at www.cpk.com. If we make any amendments to this code other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this code to our Co-Chief Executive Officers, principal financial officer, Controller or others performing similar functions, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website.

Items 11. Executive Compensation
12. Security Ownership of Certain Beneficial Owners and Management
13. Certain Relationships and Related Transactions and
14. Principal Accounting Fees and Services:

The information required by Items 11, 12, 13 and 14 is hereby incorporated by reference from our definitive proxy statement for the 2004 Annual Meeting of Stockholders, or in an amendment to this Form 10-K, which, as applicable, will be filed within 120 days after our fiscal year end of December 28, 2003.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as a part of this Report:

1. Financial Statements

The following financial statements, as indexed below, are incorporated by reference in Part II, Item 8 of this Annual Report on Form 10-K/A:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

2. Financial Statements Schedules

All financial statement schedules are omitted because they are not required or are not applicable or the required information the Company's Consolidated Financial Statements and Notes thereto, described in Item 15(a)(1) above.

3. Exhibits

The Exhibits listed in the Index to Exhibits, which appears immediately following the signature page and is incorporated herein by reference, are filed as part of this Annual Report on Form 10-K/A.

(b) Reports on Form 8-K.

(i) We filed a press release dated October 8, 2003, which described certain financial results for the third quarter on Form 8-K under Item 12 on October 10, 2003.

(ii) We filed a press release dated October 23, 2003, which described selected financial results for the third quarter on Form 8-K under Items 7, 9 and 12 on October 23, 2003.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of California Pizza Kitchen, Inc.

We have audited the accompanying consolidated balance sheets of California Pizza Kitchen, Inc. and Subsidiaries (the "Company") as of December 28, 2003 and December 29, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of California Pizza Kitchen, Inc. and Subsidiaries at December 28, 2003 and December 29, 2002 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2003 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Los Angeles, California
January 24, 2004

CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 28, 2003 and December 29, 2002
(in thousands, except for share data)

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 15,877	$ 31,261
Investment in marketable securities	18,904	—
Accounts receivable	2,591	2,933
Inventories	2,892	2,466
Prepaid expenses and other current assets	3,702	1,216
Total current assets	43,966	37,876
Property and equipment, net	130,532	126,356
Investment in unconsolidated joint venture	1,651	—
Deferred taxes, net	6,478	2,404
Other assets	2,958	1,809
Total assets	$185,585	$168,445
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 4,069	$ 3,858
Accrued compensation and benefits	12,034	10,955
Deferred rent	7,845	6,952
Other accrued liabilities	9,536	8,105
Accrued income tax	1,375	1,444
Total current liabilities	34,859	31,314
Other liabilities	4,613	3,010
Commitments and contingencies	—	—
Shareholders' equity:		
Common Stock—$0.01 par value, 80,000,000 shares authorized, 18,947,164 and 18,743,439 shares issued and outstanding at December 28, 2003 and December 29, 2002, respectively	189	187
Additional paid-in capital	215,340	211,306
Accumulated deficit	(69,416)	(77,372)
Total shareholders' equity	146,113	134,121
Total liabilities and shareholders' equity	$185,585	$168,445

See accompanying notes.

CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 28, 2003, December 29, 2002 and December 30, 2001
(in thousands, except per share data)

	2003	2002	2001
Revenues:			
Restaurant sales	$356,260	$303,427	$246,445
Franchise and other revenues	3,627	2,895	2,817
Total revenues	359,887	306,322	249,262
Costs and expenses:			
Cost of sales	87,806	73,756	60,950
Labor	129,702	110,151	88,898
Direct operating and occupancy	73,949	60,652	49,344
Total restaurant operating costs	291,457	244,559	199,192
General and administrative	21,488	18,161	15,489
Depreciation and amortization	17,578	14,971	11,996
Pre-opening costs	4,019	3,355	2,867
Severance charge	1,221	—	—
Loss on impairment of property and equipment and restaurant closures	14,725	2,380	—
Operating income	9,399	22,896	19,718
Other income (expense):			
Interest income	317	368	632
Interest expense	—	—	(25)
Equity in loss of unconsolidated joint venture	(349)	—	—
Total other income (expense)	(32)	368	607
Income before income tax provision	9,367	23,264	20,325
Income tax provision	(1,411)	(7,934)	(7,114)
Net income	$ 7,956	$ 15,330	$ 13,211
Net income per common share:			
Basic	$ 0.42	$ 0.82	$ 0.72
Diluted	$ 0.42	$ 0.81	$ 0.71
Shares used in calculating net income per common share:			
Basic	18,867	18,585	18,308
Diluted	19,027	18,871	18,611

See accompanying notes.

CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 28, 2003, December 29, 2002 and December 30, 2001
(in thousands, except for share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances at December 31, 2000	17,889,091	$179	$198,052	$(105,913)	$ 92,318
Exercise of employee stock options	206,871	2	1,104	—	1,106
Shares redeemed upon exercise of employee stock option	(9,160)	—	—	—	—
Issuance of common stock, net of issuance costs of $844	200,000	2	4,339	—	4,341
Issuance of common stock, under employee stock purchase plan	138,541	1	1,774	—	1,775
Tax benefit from employee stock option exercises and employee stock purchase plan disqualifying dispositions	—	—	1,355	—	1,355
Net income	—	—	—	13,211	13,211
Balances at December 30, 2001	18,425,343	184	206,624	(92,702)	114,106
Exercise of employee stock options	189,493	2	2,022	—	2,024
Issuance of common stock, under employee stock purchase plan	128,603	1	1,701	—	1,702
Tax benefit from employee stock option exercises and employee stock purchase plan disqualifying dispositions	—	—	959	—	959
Net income	—	—	—	15,330	15,330
Balances at December 29, 2002	18,743,439	187	211,306	(77,372)	134,121
Exercise of employee stock options	144,748	1	1,846	—	1,847
Issuance of common stock, under employee stock purchase plan	58,977	1	1,119	—	1,120
Tax benefit from employee stock option exercises and employee stock purchase plan disqualifying dispositions	—	—	1,069	—	1,069
Net income	—	—	—	7,956	7,956
Balances at December 28, 2003	18,947,164	$189	$215,340	$ (69,416)	$146,113

See accompanying notes.

CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 28, 2003, December 29, 2002 and December 30, 2001
(in thousands, except for share data)

	2003	2002	2001
Operating activities:			
Net income	$ 7,956	$ 15,330	$ 13,211
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,578	14,971	11,996
Equity in loss of unconsolidated joint venture	349	—	—
Loss on impairment of property and equipment and restaurant closures	14,725	2,380	—
Change in deferred tax asset	(4,074)	3,837	(288)
Changes in operating assets and liabilities:			
Accounts receivable	342	1,808	(1,246)
Inventories	(426)	(689)	(168)
Prepaid expenses and other assets	(3,635)	233	1,243
Accounts payable	211	612	(227)
Accrued liabilities	5,276	1,733	8,144
Other liabilities	730	1,029	54
Net cash provided by operating activities	39,032	41,244	32,719
Investing activities:			
Capital expenditures	(36,479)	(33,497)	(32,755)
Investments in marketable securities	(18,904)	—	—
Investment in unconsolidated joint venture	(2,000)	—	—
Net cash used in investing activities	(57,383)	(33,497)	(32,755)
Financing activities:			
Payments on long-term debt	—	—	(47)
Net proceeds from issuance of common stock	2,967	3,726	7,222
Net cash provided by financing activities	2,967	3,726	7,175
Net increase (decrease) in cash and cash equivalents	(15,384)	11,473	7,139
Cash and cash equivalents at beginning of year	31,261	19,788	12,649
Cash and cash equivalents at end of year	$ 15,877	$ 31,261	$ 19,788
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ —	$ —	$ 25
Income taxes	$ 3,627	$ 5,088	$ 3,737

Supplemental disclosure of non-cash financing activities:

During the fiscal year ended December 30, 2001, one of the Company's officers exercised options to purchase 14,375 shares of common stock with an aggregate exercise price of $214 by exchanging 9,160 shares previously owned.

See accompanying notes.

CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 28, 2003, December 29, 2002 and December 30, 2001
(in thousands, except for share and per share data)

1. Description of Business

Nature of Business

As of December 28, 2003, California Pizza Kitchen, Inc. and its wholly owned subsidiaries (the "Company") owns, operates, licenses or franchises 168 restaurants under the names California Pizza Kitchen and California Pizza Kitchen ASAP in 27 states and the District of Columbia, and five foreign countries, of which 137 are company-owned and 31 operate under franchise or license arrangements.

The Company manages its operations by restaurant. The Company has aggregated its operations to one reportable segment.

2. Summary of Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of California Pizza Kitchen, Inc. and its wholly owned subsidiaries. In addition, the Company was a general partner in a limited partnership, which was formed to operate a restaurant in Chicago. In January 2000, the Company acquired a majority interest in its remaining limited partnership restaurant. As such, beginning January 3, 2000, the Company consolidated the financial statements of the limited partnership with its own financial statements. Prior to fiscal 2000, the Company accounted for its ownership in the limited partnership (which are not material) under the equity method of accounting. All significant intercompany balances and transactions have been eliminated.

Fiscal Year End

The Company's fiscal year ends on the Sunday closest to December 31. The Company's fiscal years ended December 28, 2003, December 29, 2002 and December 30, 2001, each covered 52 weeks. For purposes of the accompanying consolidated financial statements, the years ended December 28, 2003, December 29, 2002 and December 30, 2001 may be referred to as the fiscal years 2003, 2002 and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Its cash and cash equivalent balances are not pledged or restricted. The Company's policy is to invest cash in excess of operating requirements in income-producing investments. Cash equivalents at December 28, 2003 consist primarily of money market funds and local municipality securities.

Investments

The Company accounts for investments in marketable securities in accordance with Statements of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Its investments are classified as marketable securities that are "held-to-maturity" and have been recorded at amortized cost. At December 28, 2003 the Company had $18.9 million of held-to-maturity investments that consisted of treasury bills, federal agency securities and auction rate securities. Under current investment guidelines, maturities are restricted to two years or less.

On March 6, 2003 the Company invested $2.0 million for a 25.0% equity participation in LA Food Show, Inc., an upscale family casual dining restaurant concept. It accounts for this investment in accordance with the equity method of accounting as interpreted by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments In Common Stock." APB Opinion No. 18 requires an investor to record the initial investment at cost and adjust the carrying value of the investment to recognize the investor's share of the earnings or loss after the date of acquisition.

Accounts Receivable

The Company negotiates reimbursements from landlords for the construction of new restaurants. These reimbursements reduce the capitalized costs of new restaurants. Included in accounts receivable are contractual amounts due from landlords related to new restaurant construction costs. As of December 28, 2003 and December 29, 2002, the Company has recorded receivables related to construction improvement allowances of $1,061 and $2,148, respectively, and has reduced property and equipment by these amounts accordingly.

Inventories

Inventories consist of food and beverage, uniforms and supplies. Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment

Property and equipment is recorded at cost. Property and equipment is depreciated over the assets' estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the term of the related lease, whichever is shorter. The lives for furniture, fixtures, and equipment are ten years. The lives for buildings and leasehold improvements are the shorter of 20 years or the term of the related operating lease.

Impairment of Long Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results, a significant change in the manner of the use of the asset or a significant negative industry or economic trend.

Liquor License

Transferable liquor licenses, included in other long-term assets, which have a market value are carried at the lower of cost or market and are not amortized.

Gift Certificates

The Company sells gift certificates and recognizes deferred revenue, included in other accrued liabilities, for gift certificates outstanding until the gift certificates are redeemed.

Self-Insurance

The Company's business is primarily self-insured for workers' compensation, automobile and general liability costs. The Company records its self-insurance liability, determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The Company's workers' compensation liabilities are from claims occurring in various states. The Company's workers' compensation future funding estimates anticipate no change in the benefit structure.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes". Under the liability method, deferred taxes are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

Restaurant and Franchise Revenues

Revenues from the operation of company-owned restaurants are recognized when sales occur. All fees from franchised operations are included in revenue as earned. Royalty fees are based on franchised restaurants' revenues and are recorded by the Company in the period the related franchised restaurants' revenues are earned.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses for 2003, 2002 and 2001 totaled $3,193, $ 2,670 and $2,433, respectively.

Operating Leases

The Company accounts for operating leases on a straight-line basis in accordance with SFAS No. 13, "Accounting for Operating Leases". The Company leases restaurant and office facilities that have terms expiring between 2004 and 2024. The restaurant facilities primarily have renewal clauses of ten to 20 years exercisable at the option of the Company with rent escalation clauses stipulating specific rent increases, some of which are based on the consumer price index. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues, as defined.

Pre-opening Costs

The Company follows Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities," which was issued by the Accounting Standards Executive Committee and provides guidance on the financial reporting of the start-up costs and organization costs. The SOP requires costs of start-up activities and organization costs to be expensed as incurred.

Earnings Per Share

The Company calculates net income per share in accordance with SFAS No. 128, "Earnings Per Share". Basic Earnings Per Share (EPS) is computed by dividing net income or loss attributable to common shareholders by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded where their effect would be antidilutive.

Stock-based Compensation

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, the Company has elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and have adopted the disclosure requirements of SFAS No. 148.

Fair Value of Financial Instruments

The fair values of the Company's cash and cash equivalents, trade accounts receivable, accounts payable and all other current liabilities approximate their carrying values because of the short maturities of these instruments.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, which may exceed federally insured limits, cash equivalents, which are primarily commercial paper and marketable securities, which are treasury bills, federal agency securities and auction rate securities. The Company places its cash, cash equivalents and marketable securities with high quality financial institutions.

The Company maintains a food distribution contract with its sole national master distributor, Meadowbrook Meat Company, Inc. that potentially subjects the Company to a concentration of business risk. This contract is up for renewal in June 2004. Management of the Company believes it will be able to negotiate a similarly priced contract with either its current sole master distributor or another distributor.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") recently issued several Statements of Financial Accounting Standards ("SFAS"). The statements relevant to the Company's line of business and the impact on us are as follows:

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which is effective for the quarter ending December 31, 2003 for variable interest entities ("VIEs") created before February 1, 2003. FIN 46 establishes criteria to identify VIEs and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of interests in a VIE must disclose the nature, purpose, size and activity of the VIE as well as their maximum exposure to losses as a result of involvement with the VIE. The company adopted FIN 46 in the third quarter of 2003. The Company currently has no VIEs and therefore the adoption did not have an effect on the Company's consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement requires that certain instruments that were previously classified as equity on a company's statement of financial position now be classified as liabilities. The Statement is effective for financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The Company currently has no instruments impacted by the adoption of this statement and therefore the adoption did not have an effect on the Company's consolidated financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of "underlying" to conform it to the language used in FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and amends certain other existing pronouncements. The Company currently has no derivative instruments therefore the adoption did not have an effect on the Company's consolidated financial position, results of operations or cash flows.

In November 21, 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," which requires that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. These rules are applied to new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. The adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

3. Property and Equipment

Property and equipment consist of the following:

	2003	2002
Land	$ 5,786	$ 5,786
Buildings	9,990	9,506
Furniture, fixtures and equipment	97,450	80,095
Leasehold improvements	135,733	116,274
Construction-in-progress	4,054	4,897
	253,013	216,558
Less accumulated depreciation and amortization	122,481	90,202
	$130,532	$126,356

On an annual basis the Company reviews the carrying value of long-lived assets in accordance with SFAS No. 144, "Accounting for Impairment and Disposal of Long-Lived Assets," on a restaurant-by-restaurant basis. In accordance with SFAS No. 144, the Company recognizes the impairment of certain property and equipment by reducing the carrying value of the assets to the estimated fair value based on discounted cash flows of each under-performing restaurant. The Company increased accumulated depreciation and amortization and recorded a loss on impairment of property and equipment of $14,725 and $2,380 in 2003 and 2002, respectively.

4. Long-term Debt

On December 15, 2000, the Company replaced its prior credit agreement with a $20.0 million revolving line of credit with Bank of America, N.A., of which zero is outstanding as of December 28, 2003. The credit line bears interest at either the bank base rate minus 0.75% or LIBOR plus 1.0% and expires on June 30, 2004. The terms of the credit line include financial covenants, which the Company was in compliance with as of December 28, 2003.

The credit agreement provides for the issuance of letters of credit, which reduce the availability under the revolving line. Letters of credit outstanding in connection with various insurance programs totaled $3,514 and $1,570 at December 28, 2003 and December 29, 2002, respectively.

5. Income Taxes

The details of the provision for income taxes are as follows:

	2003	2002	2001
Current:			
Federal	$(4,484)	$(2,747)	$(6,280)
State	(1,001)	(1,350)	(1,122)
	(5,485)	(4,097)	(7,402)
Deferred:			
Federal	3,569	(3,612)	264
State	505	(225)	24
	4,074	(3,837)	288
	$(1,411)	$(7,934)	$(7,114)

The income tax provision differs from the federal statutory rate because of the effect of the following items for the fiscal years 2003, 2002 and 2001:

	2003	2002	2001
Statutory rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	(3.5)	(4.0)	(3.6)
General business and tip tax credit	30.0	8.0	8.4
Other	(6.6)	(3.1)	(4.8)
Valuation allowance	—	—	—
	(15.1)%	(34.1)%	(35.0)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset at December 28, 2003 and December 29, 2002 consist of the following:

	2003	2002
Deferred tax assets:		
Asset impairment reserves	$ 9,730	$ 4,055
Insurance reserves	613	352
Vacation reserves	857	688
Other accruals	1,533	806
Tax credits	749	381
Accrued rent	335	359
Book depreciation (under)/over tax depreciation	(7,248)	(4,793)
Partnership basis	(91)	556
Net deferred tax asset	$ 6,478	$ 2,404

6. Shareholders' Equity

On January 14, 2003 and July 15, 2003 employees purchased 29,576 and 29,401 shares respectively, of common stock from the Company under the Company's employee stock purchase plan. The net proceeds to the Company were $578 and $542, respectively.

On January 15, 2002 and July 17, 2002, employees purchased 67,537 and 61,066 shares of common stock from the Company under the Company's employee stock purchase plan. The net proceeds to the Company were $890 and $812, respectively.

7. Common Stock Option Plans

In 1998, the Company adopted the 1998 Stock Based Incentive Compensation Plan ("1998 Plan"). The 1998 Plan allows for the Company to reward, retain and attract valued employees, directors and independent contractors. In fiscal 2001, the Company increased the amount of shares reserved under the 1998 Plan for future awards from 2,500,000 shares to 3,500,000 shares. In fiscal 2003, the Company increased the amount of shares reserved under the 1998 Plan for future awards from 3,500,000 shares to 4,000,000 shares. Options under the 1998 Plan may be either nonqualified options or incentive stock options. Nonqualified options may be granted at prices determined by the Company's Board of Directors. Incentive stock options may be granted at not less than

100% of fair value on the date of grant for employees owning 10% or less of the Company's stock and at not less than 110% for employees owning more than 10% of the Company's stock. The Company's Board of Directors determines the terms governing the exercise of options and direct stock bonuses.

Shares subject to option under the Plans were as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	1,046,622	$10.05
Granted	606,000	21.46
Exercised	(206,871)	6.37
Canceled	(200,262)	14.86
Outstanding at December 30, 2001	1,245,489	10.05
Granted	583,000	20.64
Exercised	(189,493)	10.68
Canceled	(22,231)	19.68
Outstanding at December 29, 2002	1,616,765	17.81
Granted	746,350	20.93
Exercised	(144,748)	10.00
Canceled	(130,631)	20.82
Outstanding at December 28, 2003	2,087,736	$19.28

The following table summarizes information regarding options outstanding and options exercisable at December 28, 2003:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of December 28, 2003	Weighted Average Exercise Price
$ 2.50– 6.54	34,371	4.65	$ 2.51	34,371	$ 2.51
8.70– 9.26	72,007	5.87	8.75	69,507	8.74
15.00–19.96	1,198,589	6.89	17.95	465,230	17.01
20.52–23.51	782,769	7.98	22.28	273,287	22.16
	2,087,736	7.25	$19.28	842,395	$17.41

Options available for future grant totaled 541,559 and 657,278 shares at December 28, 2003 and December 29, 2002, respectively.

On August 2, 2000 in connection with the Company's initial public offering, options to purchase 110,696 shares of common stock were exercised. These options required the Company to reimburse 20% of the taxable gain incurred upon exercise to the employee. As a result, the Company incurred a variable plan accounting charge of $1,949 in accordance with APB No. 25, "Accounting for Stock Issued to Employees" representing the difference between the fair value of the stock at the time of exercise and the option strike price plus the 20% tax reimbursement.

The Company has adopted the "disclosure only" provisions of SFAS No. 123 and will continue to use the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation expense for stock option plans been determined based on the fair value at the grant date for awards in fiscal 2003, 2002 and 2001 consistent with the provisions of SFAS No. 123, the Company's after-tax net income and after-tax net income per share would have been reduced to the pro forma amounts indicated below (in thousands, except net income per share):

	2003	2002	2001
Net income as reported	$ 7,956	$15,330	$13,211
Deduct:			
Total stock-based employee compensation expense determined under fair value methods for all awards, net of related tax effects	3,426	2,166	1,245
Pro forma net income	$ 4,530	$13,164	$11,966
Net income per share:			
Basic, as reported	$ 0.42	$ 0.82	$ 0.72
Basic, pro forma	$ 0.24	$ 0.71	$ 0.65
Diluted, as reported	$ 0.42	$ 0.81	$ 0.71
Diluted, pro forma	$ 0.24	$ 0.70	$ 0.64
Weighted average shares used in computation:			
Basic	18,867	18,585	18,308
Diluted	19,027	18,871	18,611

The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions for the fiscal years ended 2003, 2002 and 2001.

	2003	2002	2001
Risk free interest rate	3.03%	2.53%	5.00%
Expected lives (in years)	5.00	5.00	5.00
Dividend yield	—%	—%	—%
Expected volatility	0.31%	0.42%	0.35%

The impact of applying SFAS No. 123, as amended by SFAS No. 148, in this pro forma disclosure is not necessarily indicative of the effect on income in the future. The Company anticipates making additional stock-based compensation awards in the future.

8. Net Income Per Common Share

Reconciliation of basic and diluted net income per common share in accordance with SFAS No. 128 for the fiscal years ended December 28, 2003, December 29, 2002 and December 30, 2001 is as follows:

	2003	2002	2001
Numerator for basic and diluted net income per share attributable to common shareholders	$ 7,956	$15,330	$13,211
Denominator (in thousands):			
Denominator for basic net income per common share—weighted average shares	18,867	18,585	18,308
Employee stock options	160	286	303
Denominator for diluted net income per common share—weighted average shares	19,027	18,871	18,611

There were no shares considered antidilutive for the purposes of this computation.

9. Commitments and Contingencies

Commitments

The Company leases certain restaurant facilities and its corporate headquarters under non-cancelable operating leases with terms ranging from five to 20 years. The restaurant leases generally require payment of contingent rents based on a percentage of sales and require payment of various expenses incidental to the use of property. Rent expense on all operating leases approximated $22,052 for fiscal 2003, $18,257 for fiscal 2002, and $14,888 for fiscal 2001, including contingent rental expense of $1,827, $1,348 and $1,255 for the fiscal years 2003, 2002 and 2001, respectively. Most leases contain renewal options and may be subject to periodic adjustments for inflation and scheduled escalations.

The aggregate future minimum annual lease payments under non-cancelable operating leases for the fiscal years succeeding December 28, 2003 are as follows:

Fiscal year ending:	
2004	$ 21,810
2005	22,052
2006	21,913
2007	21,491
2008	19,735
Thereafter	81,315
	$188,316

Contingencies

Occasionally, the Company is a defendant in litigation arising in the ordinary course of its business, including claims resulting from 'slip and fall' accidents, employment-related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. To date, none of these types of litigation, all of which are covered by insurance, has had a material effect on the Company and, as of the date of this report, the Company is not a party to any material litigation.

10. Employee Benefit Plans

In January 1994, the Company established a defined contribution plan for certain qualified employees as defined. Participants may contribute from 1% to 15% of pretax compensation, subject to certain limitation. The plan provides for certain discretionary contributions by the Company.

The Company has also established an Executive Retirement Savings Plan (the "ERSP"). The ERSP is a non-qualified deferred compensation plan for its highly compensated employees as defined in the ERSP and who are otherwise ineligible for participation in the 401(k) plans. The ERSP allows participating employees to defer up to 100% of the receipt of their base compensation and their eligible bonuses. The plan provides for certain discretionary contributions by the Company. Employee deferrals and Company discretionary matches are deposited into a "rabbi" trust established by the Company.

The Company recorded contribution expenses of $268, $282 and $131 for fiscal 2004, 2003, and 2002, respectively for both the defined contribution plan and ERSP. The contributions are made subsequent to each fiscal year end.

In November 1999, the Company adopted an employee stock purchase plan (Purchase Plan) under Section 423 of the Internal Revenue Code of 1986 which became effective with the initial public offering in August 2000 and reserved 375,000 shares for issuance thereunder. In 2003, the Company increased the aggregate number of shares available for sale under the Purchase Plan to 750,000 shares. The Purchase Plan allows eligible employees to purchase common stock at a discount, but only through payroll deductions, during consecutive 24 month offering periods, subject to automatic reset if favorable to the employees. Each offering period will be divided into four consecutive six-month purchase periods. The price at which the stock is purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the common stock on the first day of the offering period and the fair market value of the common stock on the last day of the purchase period.

On January 14, 2003 and July 15, 2003 employees purchased 29,576 and 29,401 shares respectively, of common stock from the Company under the Company's employee stock purchase plan. The net proceeds to the Company were $578 and $542, respectively.

On January 15, 2002 and July 17, 2002, employees purchased 67,537 and 61,066 shares of common stock from the Company under the Company's employee stock purchase plan. The net proceeds to the Company were $890 and $812, respectively.

11. Related Party Transactions

On March 6, 2003 the Company paid $2.0 million for a 25.0% stake in LA Food Show, Inc., an upscale family casual dining restaurant created by the Company's co-founders, Co-Chairmen of the Board of Directors and Co-Chief Executive Officers, Larry S. Flax and Richard L. Rosenfield. Messrs. Flax and Rosenfield own the remaining 75.0% of equity in LA Food Show, Inc. Under the terms of the agreement the Company reserves the right of first negotiation for the 75.0% of outstanding equity it does not currently own. The Company has pre-emptive rights in future financings by LA Food Show so long as it maintains an ownership interest of at least 15.0%, and are entitled to one of three seats on the LA Food Show Board of Directors.

The Company has accounted for this investment in accordance with the equity method of accounting as interpreted by APB Opinion No. 18, "The Equity Method of Accounting for Investments In Common Stock." APB Opinion No. 18 requires an investor to record the initial investment at cost and adjust the carrying value of its investment to recognize the investor's share of the earnings or loss after the date of acquisition. At December 28, 2003 the Company's net investment in LA Food Show, Inc., was $1.7 million.

Effective September 29, 2003, the Company entered into an employee leasing arrangement with LA Food Show under which it provides LA Food Show with all of its restaurant level employees and managers, as well as administrative and support services such as payroll, marketing, human resources, facilities management, accounting, information technology and training. LA Food Show reimburses us for all of the leased employees' wages, benefits and other employee-related costs, as well as all business-related expenses incurred by the leased employees.

A Company director, Rick J. Caruso, also serves as President and is sole owner of CAH Restaurants of California, LLC. The Company has entered into franchise and development agreements with CAH Restaurants of California, LLC pursuant to which it operated two California Pizza Kitchen restaurants. CAH Restaurants of California, LLC paid franchise and royalty fees to the Company under these agreements. The Company has recorded an aggregate of $256,000, $260,000 and $204,000 in such fees during the years ended 2003, 2002 and 2001, respectively. On December 29, 2003 the Company acquired the territory rights and assets used to operate two restaurants from CAH Restaurants of California for $2.5 million. These California stores are located in Thousand Oaks and Ventura and are an ASAP and full service restaurant, respectively. The transaction was executed with $1.3 million cash with the balance of the purchase price paid in common stock.

The Company also made aggregate lease payments to Caruso Affiliated Holdings (CAH), for the 17 weeks to April 25, 2004, for two California store locations, of $61,000 and $54,000 for Thousand Oaks and Marina Del Rey, respectively. These payments consisted of rent of $46,000 and $30,000, common area maintenance charges of $10,000 and $5,000 and percentage rent of zero and $17,000, respectively. CAH was the owner of record prior to the Company's purchase of the Thousand Oak store on December 29, 2003 and CAH purchased Marina Waterside shopping center, where the Company's Marina Del Rey store is located, on January 20, 2004.

On August 24, 2001, we loaned a former employee and officer, Tom Jenneman, $65,000. The loan was supported by a full recourse promissory note and accrued interest at 7.5% per annum. The full recourse promissory note was paid in full, including accrued interest, upon maturation in February 2003.

Neal Rosenfield, a real estate broker for Blatteis Real Estate and the brother of Richard L. Rosenfield, our Co-Founder, Co-Chief Executive Officer and Co-President, received commissions paid by a third party landlord related to our lease of certain restaurant locations in the amounts of $71,300, $76,165 and $145,143 in 2003, 2002 and 2001, respectively.

In connection with the Company's initial public offering in August 2000, its former Chief Executive Officer exercised options to purchase 110,696 shares of common stock. Under the agreement granting these options, the Company was required to pay an amount equal to 20% of the gain recognized by its former Chief Executive Officer for federal income tax purposes, which was $325,000. In addition, the Company loaned its former Chief Executive Officer $586,000 which is equal to the difference between the cash payment and the total income tax liability he incurred as a result of this exercise. The full recourse promissory note was paid in full, including accrued interest, upon maturation in August 2002.

12. Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data (in thousands, except net income per share).

	Mar 30, 2003	June 29, 2003	Sept 28, 2003(a)	Dec 28, 2003(b)
Quarter Ended:				
Total revenues	$82,857	$87,864	$93,096	$96,070
Operating income (loss)	5,942	6,524	(7,153)	4,086
Net income (loss)	3,993	4,395	(4,846)	4,414
Diluted net income (loss) per share	$ 0.21	$ 0.23	$ (0.26)	$ 0.24

	Mar 31, 2002	June 30, 2002	Sept 29, 2002(c)	Dec 29, 2002
Quarter Ended:				
Total revenues	$70,216	$75,626	$78,944	$81,536
Operating income	5,666	6,595	4,445	6,190
Net income	3,736	4,344	3,005	4,245
Diluted net income per share	$ 0.20	$ 0.23	$ 0.16	$ 0.22

(a) Includes Loss on impairment of property and equipment and restaurant closures charge of $12,979 and Severance charge of $82.

(b) Includes Loss on impairment of property and equipment and restaurant closures charge of $1,766.

(c) Includes Loss on impairment of property and equipment and restaurant closures charge of $2,380.

EXHIBIT INDEX

Exhibit Number	Description
3.1(B)	Amended and Restated Articles of Incorporation, and amendments thereto
3.2(A)	Amended and Restated Bylaws
4.1(A)	Specimen Common Stock Certificate
4.2(A)	Registration Rights Agreement dated September 30, 1997
10.1(A)	Memorandum of Understanding Regarding Form of Agreement between Host Marriott Services and California Pizza Kitchen, Inc. dated May 12, 1998
10.2(A)	Third Amended and Restated Employment Agreement of Richard L. Rosenfield dated July 6, 2000
10.3(A)	Third Amended and Restated Employment Agreement of Larry S. Flax dated July 6, 2000
10.4(A)	Severance Agreement between Frederick R. Hipp and California Pizza Kitchen, Inc. dated March 31, 1998
10.5(A)	Severance Agreement between Tom N. Jenneman and California Pizza Kitchen, Inc. dated November [sic], 1999
10.6(A)	California Pizza Kitchen, Inc. Employee Stock Purchase Plan adopted on November 2, 1999, as amended on June 23, 2000
10.7(A)	California Pizza Kitchen, Inc. 1998 Stock-Based Incentive Compensation Plan adopted February 5, 1998, as amended on July 21, 1998 and November 2, 1999 and forms of stock option agreement thereunder
10.8(A)	California Pizza Kitchen, Inc. Non-Qualified Stock Option Agreements between California Pizza Kitchen, Inc. and Frederick R. Hipp dated March 31, 1998
10.9(B)	Credit Agreement by and between California Pizza Kitchen, Inc. and Bank of America, N.A., dated December 15, 2000
10.10(B)	Master Subsidiary Guaranty issued from Bank of America, N.A. by CPK Management Company and California Pizza Kitchen of Illinois, Inc. dated December 15, 2000
10.11(C)	Third and Fourth Amendments to California Pizza Kitchen, Inc. 1998 Stock-Based Incentive Compensation Plan dated as of July 28, 2000 and May 1, 2001
10.12(D)	Shareholders' Agreement among LA Food Show, Inc., Richard L. Rosenfield and Larry S. Flax, as trustee of the Larry S. Flax Revocable Trust dated June 18, 2002 and California Pizza Kitchen, Inc., dated March 6, 2003
10.13(D)	Subscription Agreement among Richard L. Rosenfield, Larry S. Flax, as trustee of the Larry S. Flax Revocable Trust dated June 18, 2002 and California Pizza Kitchen, Inc., dated March 6, 2003
10.14(D)	Certificate Of Determination of the Series A 8% Convertible Preferred Stock of LA Food Show, Inc. filed with the California Secretary of State on March 4, 2003
10.15(D)	Amendment No. 1 to Shareholders' Agreement among LA Food Show, Inc., Richard L. Rosenfield, Larry S. Flax as trustee of the Larry S. Flax Revocable Trust dated June 18, 2002 and California Pizza Kitchen, Inc., dated March 11, 2003
10.16(E)	Agreement for Purchase and Sale of Assets between CAH Restaurants of California, LLC and California Pizza Kitchen, Inc. dated as of December 29, 2003, and exhibits thereto.
23	Consent of Ernst & Young LLP
31.1	Certification of Principal Executive Officers pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officers pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(A) Incorporated by reference to the registrant's Registration Statement on Form S-1 (Registration 333-37778).

(B) Incorporated by reference to the registrant's Registration Statement on Form S-1 (Registration 333-53088).

(C) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q filed April 1, 2001.

(D) Incorporated by reference to the registrant's Annual Report on Form 10-K filed March 14, 2003.

(E) Incorporated by reference to the registrant's Annual Report on Form 10-K filed March 12, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2004

California Pizza Kitchen, Inc.

By: /s/ LARRY S. FLAX
Larry S. Flax
Co-Chairman of the Board, Co-Chief Executive Officer, Co-President and Director

By: /s/ RICHARD L. ROSENFIELD
Richard L. Rosenfield
Co-Chairman of the Board, Co-Chief Executive Officer, Co-President and Director

By: /s/ SUSAN M. COLLYNS
Susan M. Collyns
Chief Financial Officer, Chief Accounting Officer and Vice President of Finance (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ LARRY S. FLAX Larry S. Flax	Co-Chairman of the Board, Co-Chief Executive Officer, Co-President and Director (Principal Executive Officer)	April 26, 2004
/s/ RICHARD L. ROSENFIELD Richard L. Rosenfield	Co-Chairman of the Board, Co-Chief Executive Officer, Co-President and Director (Principal Executive Officer)	April 26, 2004
/s/ SUSAN M. COLLYNS Susan M. Collyns	Chief Accounting Officer and Vice President of Finance (Principal Financial and Accounting Officer)	April 26, 2004
/s/ WILLIAM C. BAKER William C. Baker	Director	April 26, 2004
/s/ RICK J. CARUSO Rick J. Caruso	Director	April 26, 2004
/s/ HENRY GLUCK Henry Gluck	Director	April 26, 2004
/s/ CHARLES G. PHILLIPS Charles G. Phillips	Director	April 26, 2004

EXHIBIT INDEX

Exhibit Number	Description
3.1(B)	Amended and Restated Articles of Incorporation, and amendments thereto
3.2(A)	Amended and Restated Bylaws
4.1(A)	Specimen Common Stock Certificate
4.2(A)	Registration Rights Agreement dated September 30, 1997
10.1(A)	Memorandum of Understanding Regarding Form of Agreement between Host Marriott Services and California Pizza Kitchen, Inc. dated May 12, 1998
10.2(A)	Third Amended and Restated Employment Agreement of Richard L. Rosenfield dated July 6, 2000
10.3(A)	Third Amended and Restated Employment Agreement of Larry S. Flax dated July 6, 2000
10.4(A)	Severance Agreement between Frederick R. Hipp and California Pizza Kitchen, Inc. dated March 31, 1998
10.5(A)	Severance Agreement between Tom N. Jenneman and California Pizza Kitchen, Inc. dated November 1999
10.6(A)	California Pizza Kitchen, Inc. Employee Stock Purchase Plan adopted on November 2, 1999, as amended on June 23, 2000
10.7(A)	California Pizza Kitchen, Inc. 1998 Stock-Based Incentive Compensation Plan adopted February 5, 1998, as amended on July 21, 1998 and November 2, 1999 and forms of stock option agreement thereunder
10.8(A)	California Pizza Kitchen, Inc. Non-Qualified Stock Option Agreements between California Pizza Kitchen, Inc. and Frederick R. Hipp dated March 31, 1998
10.9(B)	Credit Agreement by and between California Pizza Kitchen, Inc. and Bank of America, N.A., dated December 15, 2000
10.10(B)	Master Subsidiary Guaranty issued from Bank of America, N.A. by CPK Management Company and California Pizza Kitchen of Illinois, Inc. dated December 15, 2000
10.11(C)	Third and Fourth Amendments to California Pizza Kitchen, Inc. 1998 Stock-Based Incentive Compensation Plan dated as of July 28, 2000 and May 1, 2001
10.12(D)	Shareholders' Agreement among LA Food Show, Inc., Richard L. Rosenfield and Larry S. Flax, as trustee of the Larry S. Flax Revocable Trust dated June 18, 2002 and California Pizza Kitchen, Inc., dated March 6, 2003
10.13(D)	Subscription Agreement among Richard L. Rosenfield, Larry S. Flax, as trustee of the Larry S. Flax Revocable Trust dated June 18, 2002 and California Pizza Kitchen, Inc., dated March 6, 2003
10.14(D)	Certificate Of Determination of the Series A 8% Convertible Preferred Stock of LA Food Show, Inc. filed with the California Secretary of State on March 4, 2003
10.15(D)	Amendment No. 1 to Shareholders' Agreement among LA Food Show, Inc., Richard L. Rosenfield, Larry S. Flax as trustee of the Larry S. Flax Revocable Trust dated June 18, 2002 and California Pizza Kitchen, Inc., dated March 11, 2003
10.16(E)	Agreement for Purchase and Sale of Assets between CAH Restaurants of California, LLC and California Pizza Kitchen, Inc. dated as of December 29, 2003, and exhibits thereto.
23	Consent of Ernst & Young LLP
31.1	Certification of Principal Executive Officers pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officers pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(A) Incorporated by reference to the registrant's Registration Statement on Form S-1 (Registration 333-37778).

(B) Incorporated by reference to the registrant's Registration Statement on Form S-1 (Registration 333-53088).

(C) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q filed April 1, 2001.

(D) Incorporated by reference to the registrant's Annual Report on Form 10-K filed March 14, 2003.

(E) Incorporated by reference to the registrant's Annual Report on Form 10-K filed March 12, 2004.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Directors:

Larry S. Flax	*Co-Chief Executive Officer, Co-President, Co-Chairman of the Board of Directors*
Richard L. Rosenfield	*Co-Chief Executive Officer, Co-President, Co-Chairman of the Board of Directors*
William C. Baker	*Director*
Rick J. Caruso	*Director*
Henry Gluck	*Director*
Charles G. Phillips	*Director*

Officers:

Larry S. Flax	*Co-Chief Executive Officer, Co-President, Co-Chairman of the Board of Directors*
Richard L. Rosenfield	*Co-Chief Executive Officer, Co-President, Co-Chairman of the Board of Directors*
Susan M. Collyns	*Chief Financial Officer, Vice President, Finance, Secretary*
Thomas P. Beck	*Senior Vice President, Construction*
Sarah Goldsmith Grover	*Senior Vice President, Marketing and Public Relations*
Karen M. Settlemyer	*Senior Vice President, Procurement*
Edie Garritano Ames	*Regional Vice President, Operations*
Clinton B. Coleman	*Vice President, Development*
Robert P. Dowling	*Regional Vice President, Operations*
Kenny W. Hom	*Regional Vice President, Operations*
Joel K. Mayer	*Vice President, Real Estate*
Rodolfo Sugueti	*Vice President, Quality Assurance*
Brian Sullivan	*Vice President, Culinary Development*

Investor Information:

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K/A and quarterly report on Form 10-Q will be provided to any shareholder upon written request directed to: Investor Relations, California Pizza Kitchen, Inc., 6053 W. Century Blvd., Eleventh Floor, Los Angeles, CA 90045-6430. Investor information can also be accessed via the company's web site at www.cpk.com.

Corporate Office:

6053 W. Century Blvd.
Eleventh Floor
Los Angeles, CA 90045-6430
(310) 342-5000

Legal Counsel:

Pillsbury Winthrop LLP
725 South Figueroa Street
Suite 2800
Los Angeles, CA 90017

Annual Meeting:

July 28, 2004, 10:00 a.m.
Redondo Room
Sheraton Gateway Hotel
6101 W. Century Blvd.
Los Angeles, CA 90045

Independent Accountants:

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Stock Exchange Listing:

Nasdaq National Market
Stock Symbol: CPKI

Transfer Agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
Internet: www.amstock.com
Email: info@amstock.com


Seattle (2)
Minneapolis (3)
Boston (4)
Farmington (1)
Detroit (2)
New York/
New Jersey (6)
Ann Arbor (1)
Philadelphia (1)
Northern California (17)
Chicago (10)
Ohio (4)
Maryland (3)
Salt Lake City (3)
Indianapolis (1)
Washington D.C. (1)
Denver (5)
St. Louis (7)
Las Vegas (2)
Louisville (1)
Virginia (7)
Kansas City (1)
Raleigh/
Durham (2)
Southern California
(50)
Chattanooga (1)
Charlotte (2)
Birmingham (1)
Atlanta (3)
Phoenix (5)
Dallas (4)
Austin (1)
San Antonio (1)
Houston (2)
Florida (12)
HAWAII (3)
SOUTHEAST ASIA (3)
PHILIPPINES (4)
HONG KONG (2)

Alabama
Birmingham – The Summit

ARIZONA
Chandler
Phoenix – Desert Ridge Marketplace
Phoenix – Biltmore Fashion Park
Phoenix Airport (ASAP)
Scottsdale

CALIFORNIA
Bakersfield* – The Crossings at Riverwalk
Beverly Center
Beverly Hills
Brea Mall
Brentwood Gardens
Burbank – Media City Center
Carmel Mountain - Carmel Mtn. Plaza
Cerritos – Los Cerritos Center
Concord – Sun Valley Mall (ASAP)
Corte Madera Town Center
Costa Mesa – South Coast Plaza (ASAP)
Emeryville – Bay Street
Encino
Fresno – Villaggio Retail Center
Glendale City Center
Hollywood – Hollywood & Highland
Huntington Beach* – Bella Terra
Irvine – Irvine at Park Place
Irvine* – Irvine Spectrum Center
Laguna Hills Mall
La Jolla – Village Square
Lakewood* – Lakewood Center
LAX – Delta Terminal (ASAP)
LAX – Southwest Terminal (ASAP)
LAX – United Terminal (ASAP)
Long Beach – The Marketplace
Long Beach – Rainbow Harbor
Los Angeles – 7 + Fig
Los Angeles – Wells Fargo Center
Manhattan Beach
Marina del Rey – Marina Waterside Center
Mission Viejo
Monterey* – Del Monte Center
Newport Beach – Fashion Island
Palm Desert – El Paseo Collection
Palm Springs
Palo Alto
Pasadena – Plaza Las Fuentas
Pleasanton – Stoneridge (ASAP)
Rancho Cucamonga* – Victoria Gardens
Redondo Beach – South Bay Galleria
Redondo Beach* – PCH (ASAP)
Sacramento – Market Square
Sacramento – Sacramento Airport (ASAP)
San Diego – Fashion Valley
San Diego Airport (ASAP)
San Francisco – Van Ness
San Jose – Westfield Shoppingtown
San Jose Intl. Airport (ASAP)
San Mateo – Hillsdale Shopping Center
Santa Ana – Main Place Mall
Santa Anita – Westfield Shoppingtown
Santa Barbara – Paseo Nuevo Mall
Santa Clara – Westfield Shoppingtown
Santa Monica
Solana Beach – Beachwalk Plaza
Stockton – Weberstown Mall
Studio City
Tarzana
Temecula – The Promenade
Thousand Oaks* – Westlake Promenade (ASAP)
Topanga – Westfield Shoppingtown
Torrance* – Rolling Hills Plaza
Tustin – The Market Place
Ventura* – Pacific View Mall
Walnut Creek – Broadway Plaza
Westwood Village

COLORADO
Broomfield – FlatIron Crossing
Colorado Springs – The Shops at Briargate
Denver – Cherry Creek Shopping Center
Lakewood – Colorado Mills
Littleton – Park Meadows Shopping Center

CONNECTICUT
Farmington – Westfarms Mall

FLORIDA
Ft. Lauderdale
Ft. Myers – SW Florida Intl. Airport (ASAP)
Miami Intl. Airport (ASAP)
Naples – Waterside Shops
Orlando – Florida Mall
Orlando – The Mall At Millenia
Orlando – Waterford Lakes Town Center
Palm Beach Gardens – The Gardens Mall
Pembroke Pines – Pembroke Lakes Mall
Tampa – International Plaza
Wellington – The Mall At Wellington Green
West Palm Beach Airport (ASAP)

GEORGIA
Atlanta – Ashford-Dunwoody Road
Atlanta – Lenox Square
Alpharetta – North Point Mall

HAWAII
Aiea – Pearlridge Center
Honolulu – Ala Moana Shopping Center
Honolulu – Kahala Mall

ILLINOIS
Chicago – North Avenue
Chicago – Ohio Street
Chicago – Water Tower Place
Deer Park – Deer Park Town Center
Geneva Commons
Arlington Heights – Arlington Town Sq.
Oakbrook Center
Schaumburg – Woodfield Village Green
Skokie – Westfield Shoppingtown
Old Orchard
Warrenville* – Cantera Commons

INDIANA
Indianapolis – Airport (ASAP)

KENTUCKY
Louisville – Oxmoor Mall

MARYLAND
Annapolis – Annapolis Mall
Baltimore – Harbor Place
Bethesda – Montgomery Mall

MASSACHUSETTS
Boston – City Place
Boston – Prudential Center
Cambridge – Cambridgeside Galleria
Natick Mall

MICHIGAN
Ann Arbor – Briarwood Mall
Detroit – Somerset Collection North
Livonia – Laurel Park Place

MINNESOTA
Edina – Southdale Center
Maple Grove – Arbor Lakes
Minneapolis/St. Paul Intl. Airport (ASAP)

MISSOURI
Chesterfield
Crestwood
Creve Coeur
Des Peres – West County Mall
Kansas City – Country Club Plaza
Saint Louis Galleria
St. Louis Airport East Terminal (ASAP)
St. Louis Airport Concourse A (ASAP)

NEVADA
Las Vegas – The Mirage
Las Vegas – Fashion Show Mall

NEW JERSEY
Paramus – Garden State Plaza
Wayne – Willowbrook Mall

NEW YORK
Manhattan
Scarsdale
Huntington Station – Walt Whitman Mall
Westbury

NORTH CAROLINA
Charlotte Airport (ASAP)
Durham – The Streets at Southpoint
Harrisburg – Concord Mills (ASAP)
Raleigh – Triangle Town Center

OHIO
Beavercreek– Fairfield Commons
Columbus – Easton Town Center
Columbus – Polaris Fashion Place
Lyndhurst – Legacy Village

PENNSYLVANIA
King of Prussia

TENNESSEE
Chattanooga – Hamilton Place Mall

TEXAS
Austin – Barton Creek Square Mall
Dallas – Preston at Northwest Hwy
Frisco – Stonebriar Centre Mall
Grapevine
Houston – Memorial City Mall
Houston – Post Oak Plaza
Plano – The Shops at Willow Bend
San Antonio – Huebner Oaks Center

UTAH
Orem* – University Mall
Salt Lake City Intl. Airport (ASAP)
Salt Lake City – The Gateway

VIRGINIA
Arlington – Pentagon Centre
Dulles Airport (ASAP)
Fairfax
McLean – Tysons Corner Center
Reagan Natl. Airport – American/ U.S. Air Terminal (ASAP)
Reagan Natl. Airport – Delta Terminal (ASAP)
Richmond – Short Pump Town Center

WASHINGTON D.C.
Connecticut Avenue

WASHINGTON
Bellevue
Seattle – Northgate Mall

HONG KONG
Kowloon – LcX at Ocean Terminal
Time Square – Causeway Bay

INDONESIA
Jakarta – Plaza Indonesia Shopping Center

MALAYSIA
Kuala Lumpur

PHILIPPINES
Makati City – North Mall, Ayala Center
Muntinlupa City – Alabang Town Center
Mandaluyong City – Shangri-La
Quezon City – Tomas Morato

SINGAPORE
Singapore – Forum Singapore

* Opening in 2004



The Original BBQ Chicken

California Pizza Kitchen, Inc.
6053 W. Century Blvd., Eleventh Floor,
Los Angeles, California 90045-6430



Thai Chicken Pizza